1/26


05005410

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Valgold Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3239 FISCAL YEAR 7-31-04

• Complete for initial submissions only •• Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 1/27/05

82-3339

VALGOLD RESOURCES LTD.
Suite 1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

7-31-04
AR/S

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the members of **VALGOLD RESOURCES LTD.** (the "Company") will be held at the Oak Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on January 18, 2005, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditors' report thereon for the financial year ended July 31, 2004.
2. To fix the number of directors at seven.
3. To elect directors for the ensuing year.
4. To appoint the auditors for the ensuing year.
5. To authorize the directors to fix the remuneration to be paid to the auditors.
6. To consider and if thought advisable, to pass an ordinary resolution of the Disinterested Members to authorize the directors in their discretion and subject to regulatory approval, and compliance with the policies of the TSX Venture Exchange to increase the number of shares reserved for issuance under the Company's Stock Option Plan to 4,178,500.
7. To consider and if thought fit to pass a Special Resolution to alter the Notice of Articles to remove the application of the Pre-Existing Company Provisions and to change the authorized capital of the company from 100,000,000 shares to an unlimited number of common shares without par value, as set forth in the Information Circular accompanying this Notice of Meeting.
8. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular and a copy of the Management Discussion and Analysis with audited consolidated financial statements of the Company for the year ended July 31, 2004, and the auditors' report thereon, accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 16th day of December, 2004

BY ORDER OF THE BOARD

"Stephen J. Wilkinson"
Stephen J. Wilkinson, President

VALGOLD RESOURCES LTD
#1400 - 570 Granville Street
Vancouver, British Columbia
V6C 3P1

INFORMATION CIRCULAR

(As at November 30, 2004, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of VALGOLD RESOURCES LTD. (the "Company") for use at the annual general meeting (the "Meeting") of shareholders of the Company to be held on January 18, 2005, and at any adjournments thereof, at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting.

Unless the context otherwise requires, references to the Company include the Company and its subsidiaries.

SOLICITATION OF PROXIES

The solicitation will be conducted primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person, who need not be a shareholder, other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, **Computershare Investor Services Inc. by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax 1-(866) 249-7775**, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REGISTERED AND NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Investor Services Inc.** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders who wish their shares to be voted at the Meeting should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be in writing duly executed and delivered either to Computershare Investor Services Inc. or to the registered office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at any time up to and including the last business day that precedes the day of the Meeting, or if the Meeting is adjourned, that precedes any reconvening thereof, or with the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value (the "common shares"), of which 20,893,281 common shares are issued and outstanding as at November 30, 2004. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on December 14, 2004, will be entitled to receive notice of and vote at the meeting.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at seven.

The Company is required to have an audit committee. Members of this committee are Andrew F. B. Milligan, Sargent H. Berner, Kenneth R. Yurichuk and William J. Witte.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or (directly/indirectly) controlled [(1)]
STEPHEN J. WILKINSON North Vancouver, BC President, CEO & Director	President and Chief Executive Officer of the Company; Former President and Chief Executive Officer, Northern Orion Resources Inc.; Mining Analyst, Global Mining and Metals Group for RBC Dominion Securities Inc.	Served as director since July 18, 2001	1,088,233 [(5)]
FRANK A. LANG West Vancouver, BC Director	President, CEO and Director of Cream Minerals Ltd.; Non-Executive Chairman and Director of Emgold Mining Corporation; Chairman and Director of Sultan Minerals Inc.; Honorary Chairman of Aurizon Mines Ltd.;	Served as a director since November 26, 1990	1,985,455 [(2)]
WILLIAM J. WITTE West Vancouver, BC Director	President and CEO of Emgold Mining Corporation; Involved with the evaluation, financing, development and operation of mineral exploration properties and mines, and also real estate investments.	Served as a director since October 15, 1998	195,000 [(3)]
A. DARRYL DRUMMOND Vancouver, BC Director	Consulting Geologist Engineer	Served as a director since November 3, 1998	104,000 [(4)]
SARGENT H. BERNER Vancouver, BC Director	Partner of DuMoulin Black, Barristers & Solicitors	Served as a director since January 23, 1996	282,355 [(6)]
ANDREW F. B. MILLIGAN Vancouver, BC Chairman & Director	Independent businessman; Formerly President and Chief Executive Officer of Cornucopia Resources Ltd. and Chairman and Director, Stockscape.com Technologies Inc. (formerly Cornucopia Resources Ltd.)	Served as director since December 13, 2002	201,300 [(6)]
KENNETH R. YURICHUK Oakville, ON Director	Partner in the firm of Bobot and Yurichuk, chartered accountants; Chief Financial Officer and Director of Contrarian Resource Fund 2003 Management Limited; Director of Mavrix Fund Management Inc.	Served as director since July 27, 2004	NIL

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at November 30, 2004, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(2) Of these common shares, 365,294 are held indirectly in the name of Dauntless Developments Ltd., 39,000 are held in the name of Mark Management Ltd., and 20,000 are held in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

(3) Of these shares, 35,000 common shares are held in the name of BMO Nesbitt Burns.

(4) Of these shares, 30,000 common shares are held indirectly in the name of Quad D Holdings Corporation, a private company controlled by A. Darryl Drummond.

(5) Of these shares, 126,740 are held indirectly in the name of Dunrowan Management Ltd., a private company controlled by Stephen J. Wilkinson, and 10,000 are held in the name of RBC Dominion Securties.

(6) All held directly.

REPORT ON EXECUTIVE COMPENSATION

The following table (presented in accordance with National Instrument 51-102)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO"), both as at July 31, 2004, and the three most highly compensated executive officers of the Company as at July 31, 2004, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose individual total salary and bonus exceeded $150,000 and any other individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Stephen J. Wilkinson President & CEO	2004	108,000	NIL	NIL	200,000	NIL	NIL	NIL
	2003	99,000	NIL	NIL	275,000	NIL	NIL	NIL
	2002	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Shannon M. Ross Secretary & CFO	2004	22,161	NIL	NIL	100,000	NIL	NIL	NIL
	2003	10,460	NIL	NIL	75,000	NIL	NIL	NIL
	2002	25,303	NIL	NIL	NIL	NIL	NIL	NIL

During the year ender July 31, 2004, management, administrative, geological and other services were provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, which provides services at cost to the various public entities currently sharing office space with the Company. See "Management Contracts" for further information.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option Grants During the
Most Recently Completed Financial Year

Stock option grants made to the Named Executive Officer during the most recently completed financial year.

Named Executive Officer	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Stephen J. Wilkinson	200,000	9.5	0.64	0.64	14-Nov-2013
Shannon M. Ross	100,000	4.8	0.64	0.64	14-Nov-2013

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable/ Unexercisable
Stephen J. Wilkinson	NIL	NIL	575,000/NIL	19,250/NIL
Shannon M. Ross	NIL	NIL	325,000/NIL	5,250/NIL

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $150,000.

Composition of the Compensation Committee

The Company has a Corporate Governance and Compensation Committee. Members of this committee are Andrew F. B. Milligan, Sargent H. Berner, A. Darryl Drummond and William J. Witte.

Compensation of Directors

On July 8, 1997, the Company adopted an arrangement whereby outside directors are compensated by way of a $10,000 annual retainer and a fee of $600 per directors' meeting attended. As well, the Company has a formalized stock option plan in place for the granting of incentive stock options to the directors, among others.

The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders. Stock options are a significant component of the compensation received by the Directors and serve to provide incentive to such individuals to act in the best interests of the Company and its shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)[2]	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Andrew F. B. Milligan, Chairman & Director	100,000 150,000 250,000	11.9	0.64 0.36	0.64 0.36	14-Nov-03 27-Jul-04	14-Nov-13 27-Jul-09
A. Darryl Drummond, Director	100,000 150,000 250,000	11.9	0.64 0.36	0.64 0.36	14-Nov-03 27-Jul-04	14-Nov-13 27-Jul-09
William J. Witte, Director	100,000 75,000 175,000	8.3	0.64 0.36	0.64 0.36	14-Nov-03 27-Jul-04	14-Nov-13 27-Jul-09
Sargent H. Berner, Director	100,000 150,000 250,000	11.9	0.64 0.36	0.64 0.36	14-Nov-03 27-Jul-04	14-Nov-13 27-Jul-09
Frank A. Lang, Director	25,000	1.2	0.64	0.25	14-Nov-03	14-Nov-13
Kenneth R. Yurichuk, Director	200,000	9.5	0.36	0.36	27-Jul-04	27-Jul-09

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, senior officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise during the most recently completed financial year. See "Interest of Insiders in Material Transactions – Management Agreement" for further information.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as follows:

Management Agreement – LMC Management Services Ltd. ("LMC")

Commencing August 1, 2001, the Company's, management, administrative, geological and other services have been provided by LMC, a private company held jointly by the Company and other public companies, which provides services at cost to the various public entities currently sharing office space with the Company. During the year ended July 31, 2004, the Company paid LMC the sum of $393,353 for these services. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. At July 31, 2004, the Company has a receivable from LMC of $92,994.

Management Agreement – Lang Mining Corporation. ("Lang Mining")

Lang Mining is a private company controlled by the Frank A. Lang. Lang Mining received a management fee of $2,500 per month for providing the services of Frank A. Lang as chairman of the Company. Frank A. Lang resigned as chairman of the Company on July 27, 2004. During the year ended July 31, 2004, a total of $30,000 was paid to Lang Mining.

Management Agreement – Chairman

Andrew F. B. Milligan was appointed chairman of the Company on July 27, 2004. Mr. Milligan receives a management fee of $2,500 per month for his services as chairman of the Company, which is paid to Glencoe Management Ltd. During the year ended July 31, 2004, no fees were paid to Mr. Milligan for his services as Chairman.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Suite 700, 250 Howe Street, Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

The Company has a Shareholder and Operating Agreement with LMC Management Services Ltd., whereby management, administrative, geological and other services are provided by LMC, a private company held jointly by the Company and other public companies, formed to provide services at cost to the various public entities currently sharing office space with the Company. See "Interest of Insiders in Material Transactions – Management Agreement – LMC Management Services Ltd ("LMC")" for further information.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no Director or senior officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Company's general approach to corporate governance is summarized below. The Board is currently reviewing the guidelines for improved corporate governance in Canada adopted by the TSX (the "Exchange Guidelines"). More detailed information regarding the Company's compliance with the fourteen (14) specific Exchange Guidelines is set out in Schedule "A" hereto.

The Board is currently composed of seven directors. All the proposed nominees are current directors of the Company.

The Exchange Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "unrelated" directors. An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the Company or the significant shareholder. Of the proposed nominees, four are considered by the Board to be "unrelated" within the meaning of the Exchange Guidelines.

Mandate of the Board

The mandate of the Board, as prescribed by the *Business Corporations Act (Britsh Columbia)*, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the board oversees the management of the Company's affairs directly and through its committees. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company's proposed actions accord with shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.

Meetings of the Board

The Board meets at least quarterly to review, among other things, the performance of the Company. Results are compared and measured against a previously established plan and performance in prior years. The Board also holds a meeting each year to review and assess the Company's financial budget and business plan for the ensuing year and its overall strategic objectives. This process establishes, among other things, benchmarks against which the Board may measure the performance of management. Other meetings of the Board are called to deal with special matters, as circumstances require.

Committee Responsibilities and Activities

Committees of the Board are an integral part of the Company's governance structure. There are two standing committees (the "Committees"), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public. The Audit Committee also meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate. Currently, the members are Sargent H. Berner, Kenneth R. Yurichuk, Andrew F. B. Milligan and William J. Witte.

Messrs. Yurichuk and Witte are "unrelated director". Sargent Berner is a "related director" as he is a partner in a law firm which is a service provider to the Company.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee is responsible for reviewing matter relating to corporate governance and executive compensation, and making recommendations to the Board with respect thereto.

This Committee meets at least once annually. Currently, the members are Andrew F. B. Milligan, Sargent H. Berner, A. Darryl Drummond and William J. Witte.

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer. The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

The Company established the current Plan to assist the Company in attracting, retaining and motivating directors, officers, employees and consultants of the Company and of its subsidiaries, if any, and to closely align the personal interests of such directors, officers, employees and consultants with those of shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.

Currently, the Plan reserves a total of 3,524,840 Shares of which NIL remain available to be granted as options. In order for the Company to maintain its ability to grant options under the Plan, the number of shares reserved for issuance under the Plan must be increased.

Disinterested Members will be asked to pass an ordinary resolution to authorize the Directors to increase the number of shares reserved for issuance under the Company's existing Plan from 3,524,840 to 4,178,500 Shares, representing just under 20% of the current issued and outstanding Shares of the Company.

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of Shares who has given such proxy has directed that the votes be otherwise cast.

Approval of Alteration of Notice of Articles

Effective March 29, 2004, the *Company Act* (British Columbia) (the "**Former BC Act**") was replaced by a new *Business Corporations Act* (British Columbia) (the "**New BC Act**"). The New BC Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada. Under the provisions of the New BC Act, a company's charter documents, formerly referred to as a "Memorandum" and "Articles", are now referred to as a "Notice of Articles" and "Articles". Every British Columbia company must file an application to transition under the New BC Act prior to March 29, 2006, and accordingly its Memorandum has been replaced with a Notice of Articles.

Management of the Company considers it to be in the best interests of the Company to adopt certain amendments to the Notice of Articles and to approve a new form of Articles with a view to incorporating some of the more flexible provisions of the New BC Act, as described below. Management believes that amending the Company's Notice of Articles and adopting the new Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with charter documents of companies in other jurisdictions.

Pre-Existing Company Provisions and Majority of Votes Required for Special Resolutions

The regulations under the New BC Act effectively added certain provisions, called "Pre-Existing Company Provisions "or "PCPs", to every company's Notice of Articles. The PCPs provide, among other things, that the number of votes required at a meeting of shareholders to pass a special resolution is three-quarters of the votes cast, which is the majority that was required under the Former BC Act. The New BC Act allows a special resolution at a meeting of shareholders to be passed by two-thirds of the votes cast. The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New BC Act permitting a two-thirds majority will apply to the Company.

If shareholders approve this resolution, substantive changes to the corporate charter of the Company such as the creation, variation or abrogation of special rights and restrictions attached to Listed Shares; the subdivision, consolidation, change from shares with par value to shares without par value and vice versa; the change of designation of shares; and any proposed amalgamation or continuance of the Company out of the jurisdiction will require a two-thirds majority of the votes cast, instead of a three-quarters majority of the votes cast. The two-thirds majority requirement is consistent with corporate legislation of other Canadian jurisdictions.

Alteration of Authorized Capital

The Company's current authorized capital is 100,000,000 Shares without par value. The New BC Act does not require a company's Notice of Articles to contain a numerical limit on the authorized capital with respect to each class of shares. Accordingly, as part of the resolution to which shareholder approval is being sought, management of the Company wishes to alter the Notice of Articles of the Company to alter the authorized capital of the Company to an unlimited number of Shares without par value. Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities.

The special rights and restrictions attached to the Company's Shares will not change as a result of the alteration of the authorized capital of the Company.

The special resolution that will be proposed at the Meeting is as follows:

"RESOLVED as an special resolution that:

1. the alteration of the Notice of Articles of the Company to remove the application of the Pre-Existing Company Provisions; and

2. the alteration of the Notice of Articles of the Company to alter the authorized capital of the Company from 100,000,000 Shares without par value to an unlimited number of Shares without par value, as more particularly described in the Company's Information Circular dated December 16, 2004, be and are hereby, approved;

3. any one officer or director of the Company be, and is hereby, authorized and directed for, in the name of and on behalf of the Company to execute and file with the Registrar of Companies a Notice of Alteration of the Notice of Articles and to execute and file all such other documents and take such further actions as may be necessary to effect the foregoing; and

4. that the Notice of Articles as altered shall, at the time of filing, comply with the Business Corporations Act (British Columbia)."

The amendments to the Notice of Articles will take effect immediately on the date and at the time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies.

In order to be effective, the proposed special resolution must be approved by a majority of not less than three-quarters of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolution.

The directors of the Company believe the passing of the foregoing special resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of Shares who has given such proxy has directed that the votes be otherwise cast.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Additional Information

Additional information relating to the Company is included in its financial statements for the year ended July 31, 2004. Copies of the audited financial statements and other relevant documents may be obtained upon request from Shannon M. Ross, Chief Financial Officer of the Company, at (604) 687-4622

Certificate

The foregoing contains no untrue statements of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, this 16th day of December, 2004.

/s/ Stephen J. Wilkinson
Stephen J. Wilkinson, B.Sc., M.A., M.B.A..
President & CEO

/s/ Shannon M. Ross
Shannon M. Ross, C.A.
Corporate Secretary & Chief Financial Officer

Schedule "A" to the Information Circular of VALGOLD RESOURCES LTD.

	TSX Corporate Governance Committee Guidelines	Does ValGold Conform?	Comments
1.	The board should explicitly assume responsibility for stewardship of the Company Specifically, the board should assume responsibility for:	Yes	• The Board has assumed responsibility for the stewardship of the Company by overseeing the management and operations of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business.
(a)	adoption of a strategic planning process	Yes	• The Board has assumed responsibility for ensuring there are long-term goals and strategies in place for the Company. Such goals and strategies are prepared by management and reviewed with the Board on an annual basis and are a component of the Board's annual agenda. • The Board, as a whole, participates in discussions on corporate strategy and, if appropriate, approves the strategies and implementation plans recommended by management. • In addition, the Board provides periodic guidance throughout the year in the development of corporate strategies based on the strategic plan and annual business plans and each quarter monitors the performance of management in relation to the strategic and operational objectives set out in the annual budget.
(b)	identification of principal risks and implementation of appropriate risk-management systems	Yes	• The Board, in conjunction with management, determines the principal risks associated with the Company's business based on its knowledge of the industry, the regulatory and competitive environment within which the Company operates, and general economic conditions. • The Audit Committee reviews and monitors the Company's risk management systems.
(c)	succession planning, including appointing, training and monitoring senior management.	No	• The performance of executive management is assessed annually and compared to the performance of management in other comparable companies.

(d)	communications policy	Yes	• The Board has implemented appropriate systems to ensure complete, timely and effective communications between the Company, its shareholders, the public and regulatory agencies. • Through a Board that meets regularly with management on an informal basis, the members of the Audit Committee review and approve all public financial information prior to its release.
(e)	integrity of internal control and management information systems	Yes	• The Audit Committee reviews and approves methods relating to financial controls and oversees the financial reporting process in accordance with Canadian generally accepted accounting principles. The Audit Committee meets with the Chief Financial officer and the Company's external auditors to assess the adequacy and effectiveness of these systems.
2.	Majority of directors are "unrelated"	Yes	• An "unrelated" director under the guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interests of the Company other than interests arising from shareholding. Where a company has a significant shareholder, in addition to a majority of "unrelated" directors, the Board should include a number of directors who do not have interests or relationships with either the Company or the significant shareholder. • Having regard to the foregoing, 4 of the 7 current directors are unrelated.
3.	Disclose whether each director is "unrelated"	Yes	• Stephen Wilkinson and Andrew F.B. Milligan are related due to holding a management position. The four unrelated directors are A. Darryl Drummond, William J. Witte, Ken Yurichuk and Frank A. Lang.. Sargent Berner is a partner of DuMoulin Black. Mr. Berner's law firm renders services in the ordinary course of business, but in the opinion of the other directors this does not materially affect his ability to act independently of management.
4.	Appoint a committee responsible for appointment/assessment of directors,	No	• These functions are addressed by the Corporate Governance Committee and the

	composed of a majority of unrelated directors		Board as a whole.
5.	Implement a process for assessing the effectiveness of Board, its committees and individual directors	No	• The Company does not have at this time a specific process established for assessing the effectiveness of its directors.
6.	Provide orientation and education programmes for new directors	Yes	• The Board is composed of experienced corporate directors. • The President, in conjunction with the Chairman of the Board and the Corporate Governance Committee, will periodically select special educational topics for presentation and discussion at Board meetings or seminars, which deal with the business and regulatory environment, new technology and other matters relating to the Company's business. Information packages are distributed to the directors of the Company on new regulatory requirements by the Corporate Secretary of the Company
7.	Consider reducing the size of board, with a view to improve effectiveness	Yes	• The current size of the Board provides for effective meetings and communications while maintaining a diversity of views and appropriately representing shareholders' interests.
8.	Review compensation of directors in light of risks and responsibilities	Yes	• The Board and the Corporate Governance Committee periodically review the compensation and benefits of the directors. In this regard, time commitments, compensation by other similar organizations and the responsibilities of directors in general are considered factors. • The Company intends to also ensure that directors' compensation aligns the Board with the interests of shareholders, through the promotion of increased share ownership and performance-based long-term incentive compensation. Additional compensation is primarily in the form of stock-based compensation.

	Guideline	Compliance	Comments
9.	Committees should generally be composed of non-management directors and the majority of committee members should be unrelated	Yes	• Every committee consists of at least a majority of "unrelated" directors.
10.	Appoint a committee responsible for determining the Company's approach to corporate governance issues	Yes	• The Board has established a Corporate Governance Committee to be responsible for governance issues.
11.	Define limits to management's responsibilities by developing mandates for:		
	(a) the Board	Yes	• The Board has a broad responsibility for supervising the management of the business and affairs of the Company. The Board has a framework for delegation of responsibilities from the Board to executive management.
	(b) the executive officer	Yes	• There are terms of reference for the President, who serves as the chief executive officer. As well, his annual performance objectives, which are reviewed and approved by the Board, will constitute his mandate and further define the responsibilities of management.
12.	Establish procedures to enable the Board to function independently of management	Yes	• The Board holds sessions without management present at Board meetings where appropriate. • Each of the Committees has specific authority to retain external advisors, as appropriate (at the expense of the Company). • Members of the Board can request at any time a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management.
13.	Establish an Audit Committee with a specifically defined mandate, with all members being unrelated directors and the Board should adopt a charter for the audit committee which sets out the specific roles and responsibilities	Yes	• The Audit Committee is composed of a majority of unrelated directors, and is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management's discussion and analysis and prospectuses. • The specific roles and responsibilities of the Audit Committee and the members thereof

	Guideline	Comply	Comments
			are understood by the Audit Committee members and the Board. A formal charter has not been adopted as such, but is under consideration. • The Audit Committee ensures that management has effective internal control systems and an appropriate relationship with the external auditors and meets regularly with them, without management present.
14.	Implement a system to enable individual directors to engage outside advisors, at the Company's expense	Yes	• In addition to the authority of committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Company) to provide advice with respect to a corporate decision or action.

ValGold Resources Ltd.
Annual Report
July 31, 2004

The effective date of this annual report is December 2, 2004.

The Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors discussed under "Risk Factors" in the MD&A.

LETTER TO THE SHAREHOLDERS

We are pleased to present the Annual Report for ValGold Resources Ltd. together with the consolidated financial statements for the fiscal year ended July 31, 2004. The year 2003/2004 has been a very active year, with exploration programs conducted on four properties throughout the year and a new acquisition in China entered into in August 2004. We are looking forward to continuing exploration and development of the Tower Mountain, Horseshoe, Hunter and Tongchonggou properties.

TOWER MOUNTAIN GOLD PROJECT

During the year ValGold concentrated its efforts on the **Tower Mountain gold project** in the Matawin greenstone belt in northern Ontario. The Tower Mountain property is well-located 3 km south of the Trans-Canada Highway approximately 40 kilometers west of the city of Thunder Bay. During the year, ValGold completed winter and summer drill programs for a total of 23 holes amounting to approximately 6,050 m of core. Since 2002, ValGold has completed 35 diamond drill holes producing 9.7 km of core from within the Tower Mountain property. Thirty-one of these holes have been drilled into the U-V zone along a total strike length of 600 meters and to a vertical depth of approximately 275 meters. Also, several trenches have exposed U-V zone mineralized bedrock.

Summary of U-V Zones Exploration To-Date

ValGold's exploration team discovered the U-V gold zones at Tower Mountain during the 2002 fieldwork program and has since drilled a total of 40 diamond drill holes on the Tower Mountain property of which 31 holes test the U-V gold zones. All of the U-V drill holes encountered gold mineralization of significance over a strike length of approximately 600m (1,967 ft). As the data has been assembled, two styles of gold mineralization within the zones have become apparent within the zones, consisting of a low grade, up to 60m wide zone of disseminated pyrite and gold in a mineralized syenite; and a 100 meter-wide corridor containing narrow intersections in quartz veins commonly displaying coarse visible gold and auriferous pyrite, the VG corridor. The deepest intersection of the zones was in hole 04-04 where low-grade mineralization occurs down to a depth of 275m (900 feet). Drilling is to resume in the fall of 2004 and is expected to continue until sufficient data is available to support a gold resource calculation.

MANITOBA NICKEL PROPERTIES

ValGold renegotiated with the optionors of the Concession 229 property ("MEL 229") in Manitoba that had been written off in fiscal 2002. Review of the geophysical and drilling programs completed in its diamond exploration program caused ValGold to consider the potential for nickel in the area. In February 2004 the Company staked new claims in the Thompson Nickel Belt.

ValGold combined its newly staked claims with those of Cream Minerals Ltd. and Sultan Minerals Inc. (the "Companies") to form the Stephens Lake Nickel Project, consisting of three Mineral Exploration Licenses (Numbers 64, 65 and 66) totalling 92,194 hectares. The Companies entered into an agreement with BHP Billiton Diamonds Inc. ("BHP") whereby BHP has been granted options to acquire an initial 51% interest in the Stephens Lake mineral property, and has a second option to acquire an additional 19% undivided interest.

BHP is funding all exploration expenditures on the property until the BHP options are either terminated or fully exercised.

For its initial 51%, BHP must incur exploration expenditures of $1,000,000 on the property within five years following the effective date of the agreement. This includes a firm commitment of $100,000 in exploration expenditures to be incurred in the first year. In order to acquire the additional 19%, BHP must complete a feasibility study for the project on or before the 10th anniversary.

Subsequently, a new mineral exploration licence was staked to the north of and contiguous with the original claims in northern Manitoba and is included in the Stephens Lake property and forms part of the total property optioned to BHP. The new mineral exploration licence brings the total size of the Stephen Lake project to 170,482 hectares.

Also in Manitoba, ValGold entered into an agreement on the Big Claims that are contiguous to the Stephens Lake claims. The agreement with BHP gives BHP the right to acquire an initial 51% interest in the Big Claims Property, with options to acquire up to a 75% interest in the property, if brought into commercial production. ValGold and the Big Claims optionor have agreed that their respective interests will be diluted on a pro rata basis based on their respective 70:30 JV interests. Once in commercial production, ValGold's interest in the Big Claims Property would be 17.5%; BHP would hold 75% and the optionor would retain 7.5%, subject to a 3% Net Smelter Return royalty ("NSR") to the optionor, net of any reductions thereto by ValGold or BHP.

In August 2004, ValGold received a report from BHP describing the results from geophysical surveys over the Big Claims and Stephens Lake properties in Manitoba. BHP reported that a large airborne magnetic survey was flown over the Big Claims and the Stephens Lake Project to identify ultra-mafic targets within a stratigraphic package believed to be an extension of the Thompson Nickel Belt. Several bodies of interest were defined during the aeromagnetic survey and followed up with a helicopter electromagnetic (VTEM) survey to determine if the targets were possibly conductive nickel-sulphide mineralization. Four coincident electromagnetic/magnetic targets have been identified BEM001-004 and their depths range from 140 to 233 meters. Drilling of these anomalies is being considered for winter 2005.

HUNTER GOLD MINE, TIMMINS

In the Timmins Ontario gold camp, ValGold commenced drilling in June on the gold zone of the historic Hunter Mine project. The Hunter exploration program included some 3,200 meters of core drilling in the first stage of work. Results from the drilling are pending. At the Hunter Mine project, the primary gold zone had been intersected in seven drill holes at a depth of approximately 150m over a length of 285m, with an average cut gold grade of 10.3 grams per tonne (0.30 ounces per ton) across an average width of 1.3m. The high-grade assays for that determination were all cut to 1 oz/t gold.

HORSESHOE, PATRICIA AND HIGH GRADE CLAIMS, BC

In August 2003, ValGold entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada. The Horseshoe Property is located about 12 kilometers south of the town of Stewart and consists of five contiguous staked claims composed of 72 units that cover approximately 1,450 hectares. To date, three zones of gold-silver mineralization have been identified within the claim area associated within strataform, siliceous sulphide-rich beds. ValGold sampled the "High Grade Vein" and found significant mineralization that returned in one instance a grade of 6.45 grams per tonne (0.21 ounces per ton) across a width of 3.3m. The property is being reviewed for potential drill sites for a possible 2005 work program.

VALGOLD IN CHINA

ValGold has been evaluating potential projects within China since August of 2003. In October 2003, ValGold entered into an agreement with the town of Jinzhuang in China for the gold bearing mine tailings of the Jinzhuang mining area. The tailings that are located at three sites are the product of over four hundred years of gold mining. The Jinzhuang mining area is located in Fengkai County, in the southern Chinese province of Guangdong. It is accessible by paved highway with secondary gravel roads within the area. In addition, most of the tailings are accessible by motorized water barge that can transport personnel and equipment along a two-kilometre long hydroelectric plant reservoir.

After receiving and double checking metallurgical results, we determined that the property did not meet our expectations and as a result, $289,977 in property acquisition and exploration expenditures was written off in the year ended July 31, 2004.

THE TONGCHONGGOU COPPER-GOLD MINE

During September 2004 ValGold entered into an agreement with the 7th Team of Qinghai Non-Ferrous Metals Geological Exploration Bureau, under which ValGold may earn up to a 90% interest in the Tongchonggou copper-gold mine (the "TCG") located in the Qinghai Province, China. ValGold has agreed to form a co-operative joint venture and to make $800,000 in exploration expenditures on the TCG mine property and to make $165,000 in cash payments within a four-year period to earn an initial 80% joint venture interest. ValGold may acquire a further 10% interest in the joint venture for a total interest of 90% by paying a further $1,000,000 to the optionor at any time up to commencing economic operation at the TCG operation.

The TCG property is located in Qinghai Province, north central China, 210 km northwest of the capital city of Xining. Geographically, it lies within the northern Qilian Mountains that separate the provinces of Qinghai and Gansu. Access to the property is via the Ningzhang highway north from Xining to a point 45 km north of the town of Qingshizui then via a four-kilometer dirt road to the mine camp.

The TCG mineralization is polymetallic in nature and confined to quartz-carbonate lenses within linear, fault controlled, carbonate altered zones that are traceable for distances of up to 2,500m and reach maximum widths of 70m. Altered diorite is the primary host to the zones of alteration and mineralization and underlies an area of approximately 4.0 square km. Pyrite, chalcopyrite, galena and sphalerite are the dominant sulphide minerals present in the mined zones and range in quantities between trace and more than 20%. Associated within the base metal minerals are appreciable quantities of gold and silver. Samples of massive sulphide material collected by ValGold have returned assays as high as 26.4 g/t Au,

200 g/t Ag, 5.03% Cu, 13.2% Pb and 21.8% Zn. Several mineralized zones have been discovered on the property to date but the largest is the M zone that has a maximum width of 9m and length of 250m and has been mined from surface at an elevation of 3,780m down to the current level of 3,714m.

To date but subsequent to July 31 2004, ValGold has completed further sampling of the mineralized areas, approximately 20 line-kilometers of induced polarization surveys and diamond drilled the first exploratory hole. Assays of the drill core are pending.

FINANCES

Fiscal 2004 has been a remarkable year for ValGold that clearly distinguishes our Company from other junior mining issues. Through the timely sale of some of our investments in Northern Orion Resources Inc. ("Northern Orion"), ValGold realized a gain of $2.5 million that resulted in year-end earnings of about $620,000 or $0.03 per share. Our present shareholding in Northern Orion consists of approximately 890,000 shares that have a market value of about $2.9 million. In addition, through additional financings and exercise of warrants, ValGold raised an additional $1.8 million. As a result, our financial position is currently strong with cash and marketable investments totalling approximately Cdn$9 million at the date of this report, which is more than adequate for the planned expenditures on our projects.

Acknowledgments

We would like to take this opportunity to thank our dedicated staff, joint venture partners, consultants and geologists. Their on-going efforts have contributed to the Company's long-term growth. Most importantly, we sincerely appreciate our many shareholders whose continuing loyalty and support position the Company for success in its future opportunities.

"Stephen Wilkinson"

Stephen J. Wilkinson, President

PROJECT REVIEW

Tower Mountain Project, Ontario

Location

The Tower Mountain property is located in the Matawin gold belt of northwestern Ontario, 40 kilometers west of the city of Thunder Bay. It includes the original Tower Mountain property, and the adjoining Bateman Lake claims and optioned freehold leases. The Company is acquiring a 100% interest in each of these properties that cover an aggregate of 5,233 acres (2,118 ha). The project affords ValGold coverage of several kilometers of the gold belt where more than 40 gold occurrences have now been discovered.

In terms of infrastructure, the Tower Mountain Project is ideally situated. The project area is accessible from the Trans-Canada Highway by a 1-kilometer year-round road. A high-voltage hydro-electrical power line runs through the property, just a few hundred meters west of the U-V gold zones. In addition an active rail line and natural gas pipeline are located just along the property northern boundary. The past producing Shebandowan nickel copper mine is located about 35 kilometers west of the showing.

Summary of U-V Zones Exploration To-Date

The lithogeochemical sampling of outcrops in the vicinity of the U-V mineralized corridor consistently returned anomalously high (greater than 150 ppb) gold content over an area measuring approximately 1.4km along strike and up to 400m wide. Ten trenches were completed on the property and four gold mineralized zones called "U", "V", "W" and "X", were identified and sampled, returning assays ranging up from 1.20 g/t (0.04 oz/t) gold. The most significant results came from the U and V trenches that were situated about 50m apart in the centre part of the corridor. Chip samples from the U zone trench returned gold assays of 1.055 g/t (0.03 oz/t), 1.575 g/t (0.05 oz/t) and 108.81 g/t (3.17 oz/t). Channel samples close to this high-grade area showed a length across the zone that averaged 1.65 g/t (0.05 oz/t) gold over a total sample length of 14.1 m (46 ft). The V trench had similar geology and gold grades, that in one area measuring 1 m by 1 m assayed 6.49 g/t (0.19 oz/t) gold. Later extension of the trenching demonstrated that the U and V mineralization was in fact one wide (approximately 40m) zone with 1.5m (4.9 ft) channel samples ranging from 0.30 g/t Au up to 3.95 g/t.

To date, we have completed 40 diamond drill holes producing 9.7 km of core from within the Tower Mountain property. Thirty-one of these holes have been drilled into the U-V zone along a total strike length of 600 meters and to a vertical depth of approximately 275 meters. As the data has been assembled, two styles of gold mineralization within the U-V zone have become apparent, one consisting of a wide low grade zone with disseminated pyrite and gold in a mineralized syenite; and a 100-meter-wide corridor containing narrow intersections in quartz veins commonly displaying coarse visible gold and auriferous pyrite. Both zones are sub-parallel and strike 120 degrees. The host lithologies trend roughly NE-SW, so that the mineralization is cross cutting.

Syenite intrusion is variably mineralized across widths of up to 60 meters or more. The mineralization occurs as disseminated pyrite (trace to 10 %), pyrite-filled fractures and quartz-tourmaline-pyrite veins. The gold values range from about 50 ppb to 3,000 ppb. A typical intersection is 0.77g/t Au over an intersected width of 52.5m in drill hole TM04-9. To date, this part of the U-V zone has been drilled over a strike length of 150 meters with comparable results. As a follow-up to these results, copper and molybdenum assays indicate a close correlation with gold and first returns indicate a zone of 37.5 meters of 0.1 to 0.3% Cu and anomalous MoS_2.

The second zone of gold mineralization lies roughly parallel to and 100 meters southwest of the low-grade zone and trends similarly at 120 degrees with an apparent vertical to steep south dip. It has been intersected over a strike length of 350 meters with hole spacing at 25-50 meter intervals. Typically, the intersections are from 1.5 to 4.5 meters or more with gold values in the 3 g/t to 220-g/t range. The higher grades are the visible gold intersections noted in the logs as narrow quartz veins, with minor pyrite and chalcopyrite occurring as possible stockwork vein systems. To confirm the nature of the gold mineralization, the rejects from the samples within the corridor that are greater than 1 gram have been submitted for metallic analysis. The results of the analyses have confirmed the presence of the coarse-grained gold particles in the high-grade intervals plus the validity of the previous assays.

Within the Visible Gold corridor there is good potential for the continuity of individual veins along strike and down dip but the company believes that closer spaced drilling is required to confirm this. The fall 2004 phase of drilling commenced November 16th 2004 and is to include a series of close-spaced holes on 25 meter or closer centers to under cut, and to project to depth, previous intersections. In addition, other gold zones may be drill tested that offer similar geological potential to the U-V gold zones.

The following table summarizes the drill programs and presents highlights of each of the five drilling campaigns undertaken by ValGold on the Tower Mountain property and the U-V gold zones.

Highlights of Tower Mountain Previous Drill Programs

Drill Program	*Holes Drilled*	*Meters*	*Best High Grade Zone*	*Best Low Grade Zone*
Fall 2002	DDH02-01-05	1,042	23.17 g/t Au/1.5 m in DDH02-2	1.05 g/t Au/73.5 m in DDH02-3
Spring 2003	DDH03-01-05	1,085	11.77 g/t Au/3.0 m in DDH03-2	1.01 g/t Au/22.5 m in DDH03-3
Fall 2003	DDH03-06-12	1,499	19.76 g/t Au/1.5 m in DDH03-11	0.5 g/t Au/58.5 m in DDH03-8
Winter 2004	DDH04-01-10	2,601	160.0 g/t Au/1.5 m in DDH04-6	0.77 g/t Au/52.5 m in DDH04-9
Summer 2004	DDH-04-11-23	3,450	68.91 g/t Au/0.2 m in DDH04-19	1.93 g/t Au/37.5 m in DDH04-15
Total	[illegible]0 Holes	9,[illegible]		

All drill intersections grading greater than 0.5 grams per tonne gold (g/t Au) are presented with the locations of the collar sites together with drill sections, trench geology and sampling maps in the Projects Section of the ValGold website. See news releases on the Company's website: www.valgold.com.

Dr. Derek McBride P. Eng. is responsible for the supervision of the fieldwork, including the drilling, logging and sampling of the core and is considered a Qualified Person in accordance with National Instrument 43-101.

Plans

For the remainder of 2004, ValGold's exploration program for the Tower Mountain property includes trenching, detailed mapping and sampling, and 3,000m diamond drilling. The primary focus will be the continued delineation of the U-V zones with the near-term intention of defining the contained gold resources. In addition, the field crew will be examining certain of the other known gold occurrences on the property to establish similar drill targets within the Tower Mountain property and the adjoining Bateman Lake claims.

Manitoba Nickel Properties

Property Locations and General Area Geology

ValGold holds interests in three groups of claims: - Mineral Exploration License 229 ("MEL 229"), the Big Claims and the Stephens Lake Property. All of the Manitoba Claims are entirely covered by unconsolidated tills, alluvial sediments and commonly a thin veneer of Paleozoic sediments, below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt. The Thompson Belt is one of the most important nickel producing regions in the world. Since its discovery in the late 1950's, there has been production from five main deposits over a distance of 200 kilometers, with production plus reserves in excess of 170 million tonnes. The largest deposit is the Thompson deposit, where production plus reserves is estimated to be in excess of 100 million tonnes at an average grade of 2.5% nickel.

Property Descriptions and Exploration Activity

Mineral Exploration License 229

MEL 229 is located about 70 km east of Gillam, Manitoba. In 2002, ValGold intersected serpentenized pyroxenite, a favourable rock type for nickel mineralization, in a diamond drill hole while exploring for diamonds in MEL 229. More recently, a ground geophysical survey completed on a small portion of the property identified a large magnetic anomaly, which may represent a near flat-lying massive sulphide target. In the Thompson Belt such targets have the potential to host economic concentrations of nickel, copper and platinum group elements.

Big Claims

The 80-hectare Big Claims Property is located 90 kilometres east of Gillam, Manitoba. The Big Claims are entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Palaeozoic sediments below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt. A due diligence geophysical survey completed by ValGold suggests that a large magnetic anomaly covered by the property may represent a near flat-lying massive sulphide target which in the Thompson belt has the potential for nickel, copper and platinum group elements.

A geophysical survey was completed over the Big Claims by BHP Billiton Diamonds Inc. ("BHP"). BHP reports that in March 2004, a large airborne magnetic survey was flown over the Big Claims in northeastern Manitoba to identify ultra-mafic targets within a stratigraphic package believed to be an extension of the Thompson Nickel Belt. Several bodies of interest were defined during the aeromagnetic survey and followed up with a helicopter electromagnetic (VTEM) survey to determine if the targets were possibly conductive nickel-sulphide mineralization. Four coincident electromagnetic/magnetic targets have been identified BEM001-004 and their depths range from 140 to 233 meters (map available at www.valgold.com). The anomalies form part of a more extensive package of linear coincident electromagnetic and magnetic features, which are likely to be caused by stratabound iron-sulphides, and graphite. The magnetic and electromagnetic character of the anomalies suggests that they may be caused by pyrrhotite, which is commonly associated with nickel sulphide ore.

Anomaly	Length (Metres)	Magnetic Width (Metres)	Depth to Top (Metres)	Dip
BEM 001	1,700	210	233	60 north
BEM 002	1,600	373	205	70 north
BEM 003	800	219	140	Vertical
BEM 004	400	250	167	60 north

Stephens Lake Property

The Stephens Lake Property is composed of mineral exploration licenses, 64, 65, 66 and 113B that cover a total of 170,482 hectares that are held jointly by ValGold, Sultan Minerals Inc. ("Sultan") and Cream Minerals Ltd. ("Cream"), or (the "Companies"), presently under option to BHP. The Stephens Lake Property is 70 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba. The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments, below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt.

In March 2004, BHP flew a large airborne magnetic survey over the property to identify ultra-mafic targets within a stratigraphic package believed to be an extension of the Thompson Nickel Belt. Several bodies of interest were defined during the aeromagnetic survey and were followed up with a VTEM helicopter electromagnetic survey to determine if the targets were possibly conductive nickel-sulphide mineralization.

The VTEM survey defined an extensive, stratigraphic package of linear coincident electromagnetic and magnetic features. As Ni-Cu-PGE mineralization is usually both magnetic and conductive, targets were selected along these trends where structural complexities and more intense geophysical responses were apparent.

The following table lists the principal targets identified by the VTEM survey and gives their significant characteristics.

Anomaly	Length (Metres)	Depth to Top (Metres)	Dip	Recommended Action
TROUT 1	850	200	South	Drill
SLEM 01	600	150	Vertical	Drill
SLEM 02	3,500	160	North	Drill
SLEM 03	400	140	North	Secondary Target
SLEM 04	1,700	200	North	Low Priority
SLEM 05	800	130	South	Secondary Target
SLEM 06	900	240	Vertical	Drill
BEM 001	2,000	233	60 north	Drill
BEM 002	2,500	205	Vertical	Drill
BEM 003	800	140	60 north	Low Priority
BEM 004	400	167	60 north	Low Priority

The Trout 1 target is an intriguing, isolated anomaly. The SLEM-01 to SLEM-05 targets are all linear, stratiform anomalies and the SLEM-06 is an isolated intrusive like magnetic-only anomaly emplaced along a dyke.

Plans

Drilling by BHP is expected to commence in mid January 2005 on the Stephens Lake Property and will involve a minimum of 2,000 metres of diamond drilling. Startup of the program is dependent upon snow and ice conditions along a winter road that extends east from Gillam, Manitoba.

Hunter Gold Mine, Timmins, Ontario

Location

ValGold has an option to acquire a 100% interest in claims covering the Hunter Gold mine in Whitney Township, Ontario. The property consists of seven contiguous patented claims and one staked claim in the Third Concession, Lots 9 and 10.

Exploration Activities

Drilling commenced on June 11 2004. To date, 12holes have been drilled. Results of the drilling program have not yet been released.

Plans

ValGold intends to continue the drilling of the Hunter gold zones weather permitting. The next drilling phase is to be conducted on the frozen surface of Porcupine Lake to extend the known dimensions of the main mineralization. The program should include a further 3,000m of coring.

Horseshoe Property, British Columbia

Location

The Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") is located in the Stewart mining camp of British Columbia, Canada, about 12 kilometers south of the town of Stewart and consists of five contiguous staked claims composed of 72 units that cover approximately 1,450 hectares. To date, three zones of gold-silver mineralization have been identified within the claim area associated within strataform, siliceous sulphide-rich beds.

Geological Setting

The Horseshoe Property is situated in Stewart Complex rocks of the Upper Triassic Stuhini Group and the Lower – Mid Jurassic Hazelton Group. These rocks make up an assemblage of andesitic to dacitic volcanic pyroclastic strata containing interbedded sediments, all of which are folded into a north-trending syncline. The Stewart Complex is bordered on the west by Tertiary – Jurassic age granitic intrusive rocks. The Horseshoe Property geology is composed of Late Triassic Stuhini group sedimentary rocks that are overlain by volcanic rocks of the lower Jurassic Unuk River formation. All of the units have north to northwesterly strikes and dip modestly eastward at 35o to 60o. The Jurassic age Bulldog Creek granite occurs in the west half of the claims.

Three areas of mineralization have been discovered within the Horseshoe Property; the Engineer, the Washington and the High Grade showings. The High Grade showings, which have recently been examined by ValGold consultants, consist of the Upper, Middle and Lower veins. The High Grade veins have been mapped over a 400m strike-length as concordant mineralized bedded units within the pyroclastic rocks of the Unuk River Formation. The veins range up to 3.5 m thick and are mainly composed of quartz and calcite with trace to 20% pyrite plus varying amounts of chalcopyrite, arsenopyrite, sphalerite and galena.

Outcrop chip samples were taken from both surface exposures and from mineralized material exposed in an old adit driven on the Middle vein. Results of the assays are listed in the following table. Highlights of the chip sampling include 23.6 g/t gold over 0.3 m, 6.45 g/t gold over 3.2 m and 3.82 g/t gold over

2.5m. These results confirm those of previous operators that in 1995, had reported assays for 7 chip samples taken at regular intervals over a 135m strike that averaged 8.6 g/t gold across a width of 1.2 m.

We also took samples of other known occurrences including the High Grade Upper and Lower veins. In addition, as weather permits, the crew started mapping and prospecting for exposures that previously were snow covered.

Samples were taken in July 2003 of the Horseshoe Property – High Grade Middle vein surface exposures. The Qualified Person for the Horseshoe Property exploration work is Mr. H. M. Meixner who is responsible for the fieldwork supervision and reporting as defined in National Instrument 43-101.

China Projects

Tongchonggou Property

Location

Valgold entered into an agreement with the 7th Team of Qinghai Non-Ferrous Metals Geological Exploration Bureau under which we may earn up to a 90% interest in the Tongchonggou copper-gold mine (the "TCG") located in the Qinghai Province, north central China, 210 km northwest of the capital city of Xining. Geographically, it lies within the northern Qilian Mountains that separate the provinces of Qinghai and Gansu. Access to the property is via the Ningzhang highway north from Xining to a point 45 km north of the town of Qingshizui then via a four-kilometer dirt road to the mine camp.

Elevations on the property range from 3,600m to 4,000m resulting in an alpine-type climate. Annual precipitation is not high but due to cold winters, fieldwork is normally restricted to the months of May through October.

Regional Geology

The TCG property lies within the northwest-southeast trending, northern Qilianshan Fold Belt that is comprised of mainly metamorphosed clastic sediments and carbonate strata ranging in age from Proterozoic to Triassic. Several regional faults cut the belt parallel to its strike but the most dominant is the west-northwest to east-southeast striking Tuoleshan Fault. Intrusive rocks occur north of the fault and include a wide range of compositions from acid to ultramafic bodies. Several occurrences and deposits of gold, copper, iron, barite, gypsum, coal and oil shale are identified in the belt.

Property Geology

At the local scale the property is underlain by a fault-bounded, 1,000m wide belt of mixed felsic to ultramafic volcanic rocks, carbonates and slate of lower Paleozoic age. The belt strikes in an east-west direction, and is in fault contact with Permian and Triassic sediments to the north and Ordovician carbonates to the south. Altered diorite of probable Triassic age intrudes the mixed sediments and volcanics proximal to the south bounding fault and is host to most of the mineralization. Most of the larger faults found on the property strike in an east-west direction and are commonly defined by zones of carbonate alteration and/or intense shearing. Smaller scale faults strike in a northwest direction and are most readily identified where they offset the zones of alteration.

Mineralization on the property is polymetallic in nature and confined to quartz-carbonate lenses within linear, fault controlled, carbonate altered zones that are traceable for distances of up to 2,500m and reach maximum widths of 70m. Altered diorite is the primary host to the zones of alteration and mineralization and underlies an area of approximately 4.0 square km. Pyrite, chalcopyrite, galena and sphalerite are the dominant sulphide minerals present in the mined zones and range in quantities between trace and more than 20%. Associated within the base metal minerals are appreciable quantities of gold and silver.

We collected grab samples of massive sulphide material from the primary mine block, the M zone that have returned assays as high as 26.4 g/t Au, 200 g/t Ag, 5.03% Cu, 13.2% Pb and 21.8% Zn. Underground sampling of the M zone by the optionor has returned maximum gold assays of 82.70 g/t Au over 1.0m plus undisclosed amounts of silver and base metals. Several mineralized zones have been discovered on the property to date but the largest is the M zone that has a maximum width of 9m and length of 250m. The zone has been mined from surface at an elevation of 3,780m down to the current level of 3,714m.

Previous Exploration and Development

The optionor initially explored the TCG area in the mid-1970's for copper. A small exploration program was carried out, including the drilling of 1,862m of core. In 1994 the optionor re-assayed some of their old drill core for gold and discovered several anomalies. Fieldwork recommenced in the same year with trenching that lead to the discovery of a high precious metal, polymetallic vein deposit referred to as the M zone. In 1995 the optionor began mining the oxidized portion of the M zone at a rate of 20 tonnes per day recovering gold through cyanide leaching. By 2001 the oxide ore was exhausted and mining was stopped. In 2003 a flotation concentrator was moved to the property and began recovering a sulphide mineral concentrate that was shipped out of the province for smelting. The optionor estimates that 28,000 tonnes of ore have been processed to date at an average grade of 8 g/t gold plus unrecorded quantities of silver, copper, lead and zinc.

Exploration on the property has included both surface and underground work as outlined in table below. Surface work has focused on geological mapping and trenching with minor geophysical surveys and drilling. The only surface rock samples collected for assaying have been out of the trenches. Subsurface exploration has concentrated around the M zone consisting of a number of exploration adits, drifts and crosscuts with channel sampling of the mineralization and adjacent altered wall rock.

Summary of work performed on the TCG property prior to our participation.

Work Type	1976	1994/ 1995	1996/ 1997	1998	1999/ 2000	2001/ 2003	Totals
Mapping (km^2)					3.4		3.4
Trenching (m^3)		2937.4	15614.5	2010.0	2716.2	613.0	23891.1
No. of Soil Samples		78	314			778	1170
No. of Rock Samples		327	823	281	469	580	2480
Induced Polarization Survey (km^2)						0.7	0.7
Drilling (m)	1862.4				717.6		2580.0
Adits (m of development)		142.0	729.8	697.0	767.7	870.2	3206.7
Shafts (m of depth)		20.5	20.5				41.0

ValGold's Current Program and Plans

Several of the mine workings and trenched exposures of the TCG mineralization have been examined and sampled by ValGold geologists. Assays of samples have returned a range of values that seem to be dependent upon the overall sulphide mineral content. The table below details the range of values received for samples taken as selected grabs from showings and mill feed stockpiles.

A 20 line km, dipole-dipole, induced polarization survey is currently underway on the property in order to define new zones of sulphide mineralization. Following this, a minimum 1,000m diamond drill program will begin in September to test chargeability anomalies and targets around the M zone below the 3,700m level. It is anticipated that the current work could lead to the discovery of new zones of high-grade, polymetallic mineralization on the property. Tom Pollock, P.Geo is the qualified person for the exploration and development of the TCG mine and will be responsible for all of the technical reporting in compliance with NI 43-101.

Assays of selected grab samples of a range of material from mill feed stockpiles and from surface trenches.

Sample No.	Sample Type	Gold (ppm)	Silver (ppm)	Copper %	Zinc %	Lead %
TCG1	Trench – Selected Grab	0.24	5.00	0.53	0.02	0.00
TCG4	Trench – Selected Grab	0.08	0.90	0.49	0.04	0.00
TCG5	Ore Stockpile Grab	9.86	69.70	9.77	2.65	3.73
TCG6	Ore Stockpile Grab	26.40	200.00	5.03	21.80	13.20
TCG7	Ore Stockpile Grab	16.50	55.60	3.61	9.11	3.67
TCG8	Low-Grade Stockpile	0.01	3.10	0.18	0.44	0.09
TCG14	Ore Stockpile Grab	10.75	32.00	8.40	0.92	0.45

Jinzhuang, China

In October 2003 we entered into an agreement with the town of Jinzhuang in China for the gold bearing mine tailings of the Jinzhuang mining area. The tailings are located at three sites and are the product of over four hundred years of gold mining that dates back to the Ching Dynasty. The agreement gives ValGold the exclusive right to develop and use the tailings for a period of ten years. Terms of the agreement include consideration of RMB 100 thousand yuan (approximately Cdn$18,000) immediately and an additional RMB 100 thousand yuan upon commencement of commercial production to be paid to the town of Jinzhuang. During the processing of the tailings an additional fee is to be paid to the town in the amount of RMB 1.80 yuan per cubic meter (approximately Cdn$0.17 per tonne) of tailings processed. Once processed, ownership of the tailings reverts back to the town.

The agreement was negotiated with the assistance of a corporate advisor, who will be entitled to a 30% net carried interest in the property. This interest may be reduced on a pro rata basis if the Company enters into an agreement with a bona fide third party, government agency or major mining company which acquires an interest in the property.

We completed a drilling program, and conducted metallurgical trials on the tailings to determine if there was any economic potential for reprocessing the material. After receiving and double checking metallurgical results, we determined that the property did not meet our expectations and as a result, $289,977 in property acquisition and exploration expenditures was written off in the year ended July 31, 2004.

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

Management's discussion and analysis ("MD&A") provides a detailed analysis of our business and compares our fiscal 2004 financial results with that of the previous year. In order to better understand the MD&A, it should be read in conjunction with the consolidated financial statements and related notes. We prepare and file with various Canadian regulatory authorities our consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles

("GAAP"). The Company's news releases and other regulatory filings can be found on the Company's website at www.valgold.com and also on SEDAR at www.sedar.com.

Overview

- Our consolidated earnings for the year ended July 31, 2004 ("fiscal 2004") were $617,690 or $0.03 per share compared to a consolidated loss of $682,735 or $0.05 per share in the year ended July 31, 2003 ("fiscal 2003").
- We exercised 1,050,000 warrants in Northern Orion Resources Inc. and sold 2,000,000 of its investment in common shares for a gain of $2,494,700, which resulted in earnings in fiscal 2004.
- During fiscal 2004, we raised a total of $1,487,061 in three private placements and an additional $267,002 from the exercise of warrants and stock options.
- During fiscal 2004, cash flow from operations used $432,924 compared to $734,312 in fiscal 2003. Cash expenditures on mineral property interests were $1,911,453 in fiscal 2004 compared to $423,279 in fiscal 2003. The cash expenditures were incurred on the following mineral properties in fiscal 2004: Tower Mountain ($867,004), Hunter Mine ($388,114), Jinzhuang Project ($259,694), Manitoba Nickel Properties ($323,730), the TCG Property ($8,156) and the Horseshoe Property ($64,755).
- In August 2003, we entered into an option agreement to acquire the Hunter Gold Mine near Timmins, Ontario.
- During fiscal 2004 we conducted an exploration program in China on the Jinzhuang Tailings which did meet the Company's expectations.
- During fiscal 2004 we conducted a property investigation on the TCG property on which we entered into an option agreement subsequent to the year-end.

Critical accounting policies and changes in accounting policies

Our accounting policies are described in Note 2 to the consolidated financial statements.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment of property, plant and equipment and mineral property interests, reclamation obligations, rates for depreciation, and classification of accounts receivable between current and non-current assets. Actual results could differ from those estimates.

Mineral property costs

We record our mineral property interests at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and will be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period they are incurred.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, the carrying value of each property would be reduced to the extent the net book value of the investment exceeds estimated future cash flows. Where estimates of future net cash flows are not available, in earlier stage exploration properties, and where other conditions suggest impairment, management assesses if carrying value can be recovered. Estimated future cash flows for each property are calculated using estimated future prices, proven and probable reserves, and operating capital and reclamation costs on an undiscounted basis. At this time none of the Company's properties has proven or probable reserves. Work is ongoing on all of the Company's properties and the Company has not yet determined if any of the currently held projects do not meet the expectations of management. The Jinzhuang tailings project was acquired, explored and written-down in the current fiscal year by an amount of $289,977. No final decision has been made with respect to the property.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operation capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property interest. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management's estimate of the net cash flows to be generated from its properties.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are credited to income. Currently the Company's Stephens Lake Property and Big Claims are under option to BHP Billiton.

Recently issued accounting policies
The Canadian Institute of Chartered Accountants ("CICA") issued amendments to Section 3870 – Stock-based Payments, which requires an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options. We prospectively adopted this standard on August 1, 2003, which has resulted in compensation expense on stock options granted to directors and employees being charged to earnings. Previously these stock options were disclosed on a pro forma basis. Stock-based compensation totalled $684,679 in fiscal 2004 compared to $2,534 in fiscal 2003. Pro forma stock-based compensation for directors and employees that would have been recorded in fiscal 2003 was $78,103.

Liquidity, Capital Resources and Capital Expenditures

At July 31, 2004, ValGold's working capital, defined as current assets less current liabilities, was $3,223,302, compared with working capital of $1,860,474 at July 31, 2003.

Investing Activities

As at July 31, 2004, ValGold has capitalized $2,264,567 representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia, Manitoba, Ontario and China. During the year ended July 31, 2004 ("fiscal 2004"), we expended $2,058,236 on the acquisition and exploration of its mineral property interests compared to $462,779 in year ended July 31, 2003 ("fiscal 2003"). Expenditures in fiscal 2004 included $889,704 on acquisition and exploration of the Tower Mountain property, $408,764 on the acquisition and exploration of the Hunter Mine in Ontario, $386,980 on the Manitoba properties, and $74,655 on the acquisition and exploration of the Horseshoe Properties in British Columbia.

Acquisitions and Exploration Programs
The following provides the details of the property agreements and the exploration expenditures related to its mineral property interests during the year.

TOWER MOUNTAIN PROJECT, ONTARIO

Tower Mountain Gold Property

During fiscal 2002, we entered into an option agreement with two optionors to earn a 100% interest in the Tower Mountain Gold Property, consisting of 49 mineral claim units and three patented claim areas located in northwestern Ontario. To earn our interest we must make cash payments of $220,000 ($70,000 paid) and complete $1,000,000 in exploration expenditures on the property over a four-year period. After completion of the terms of the agreement, the property will be subject to a 2.5% NSR on production. The NSR may be reduced to 1.5% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. An annual pre-production royalty of $25,000 in cash or shares is payable commencing sixty months following regulatory approval and ending on commencement of production.

Bateman Lake Property

We have entered into an option agreement to acquire a 100% interest in the Bateman Lake Property (36 units), located to the west side of the Tower Mountain claims. The option agreement requires total payments to the optionors of $40,000 in cash ($5,000 paid), the issuance of 160,000 common shares (80,000 issued) and completion of $500,000 in work on the property over three years. Upon fulfilling the above obligations, we will hold a 100% interest in the property subject to a 2.5% NSR to the optionors where we will have the right to purchase 1.5% of the NSR for $1,000,000 at any time up to commencement of commercial production, and subject to an annual pre-production royalty, commencing on the 48th month following regulatory approval of the agreement and ending upon the commencement of commercial production, of $10,000 or $10,000 worth of ValGold's common shares to be valued by averaging the common share closing price on the TSX Venture Exchange over the 20-day trading period immediately preceding the applicable payment date. The form of compensation payment is to be made solely at our discretion. During fiscal 2004, 40,000 common shares with a value of $18,200 were issued pursuant to the option agreement.

Parcels 5172 and 5795

ValGold entered into an agreement to acquire Parcel 5172 and Parcel 5795, Freehold Fort William, comprising part of Lot 8, Concession 7 and Lot 10, Concession 7, respectively, in the Township of Conmee, Ontario (the "Parcels"). The agreement allows us to obtain a 100% interest in and to the Parcels by issuing 70,000 common shares (20,000 issued) over a 48-month period. Upon fulfilling the above obligations, we will own the Parcels subject only to a 2.5% NSR. We have the right to reduce the NSR to 1.0% by payments totalling $1,500,000 to the optionor at any time up to commencement of production. During fiscal 2004, 4,500 common shares with a value of $10,000 were issued pursuant to the option agreement.

During the year exploration expenditures on the Tower Mountain project included the following: assays and analysis - $54,793 (2003 - $25,354); drilling - $545,217 (2003 - $107,752); geological and geophysical - $187,305 (2003 - $156,306) and travel, site activities and trenching - $43,667 (2003 - $39,931). Drilling substantially increased in fiscal 2004, with a total of 23 holes drilled compared to 5 holes drilled in fiscal 2003. Assay and analysis costs increase as a result of the increased number of assays required.

MANITOBA NICKEL PROPERTIES

Big Claims

In February 2003, ValGold entered into an option agreement to acquire a 70% interest in the 80-hectare Big Claims Property. Subsequently, ValGold and the Optionor entered into an agreement with BHP whereby BHP may acquire an initial 51% interest in the Big Claims Property, with options to acquire up to a 75% interest in the property, if brought into commercial production. ValGold and the optionor have agreed that their respective interests will be diluted on a pro rata basis based on their respective 70:30 interests. Once in commercial production, ValGold's interest in the Big Claims Property would be 17.5%; BHP would hold 75% and the optionor would retain 7.5%, subject to a 3% NSR to the optionor, net of any reductions thereto by ValGold or BHP. During fiscal 2004, 50,000 common shares with a value of $23,750 were issued pursuant to the option agreement.

Stephens Lake Property

The Stephens Lake property is held jointly by ValGold, Cream Minerals Ltd., ("Cream"), and Sultan Minerals Inc. ("Sultan"), collectively known as the "Companies". The Companies have entered into an agreement with BHP whereby BHP has been granted options to acquire an initial 51% interest in the property.

Under the terms of the agreement the Companies have granted to BHP the options (the "BHP Options") to acquire (i) a 51% undivided interest in the Stephens Lake Property (the "First Option"); and (ii) a 19% undivided interest in the Property (the "Second Option") in addition to the 51% interest; and (iii) BHP agrees to fund all exploration expenditures on the property until the BHP Options are either terminated or fully exercised. In order to exercise the First Option, BHP must incur exploration expenditures of $1,000,000 on the property within five years following the effective date of the agreement. This includes a firm commitment of $100,000 in exploration expenditures to be incurred in the first year following the effective date. In order to exercise the Second Option, BHP must complete a feasibility study for the project on or before the 10th anniversary of the effective date.

In the event that BHP exercises both options, a joint venture will be formed and the Companies will have the following working interests in the joint venture - BHP - 70%; Sultan - 10%; Cream – 10%, and the Company - 10%. In the event that BHP exercises the First Option but chooses not to exercise the Second Option, or does not exercise the Second Option by the due date, then the Companies would have the following working interests in the joint venture - BHP Billiton - 51%; Sultan - 1/3 of 49%; Cream – 1/3 of 49% and the Company - 1/3 of 49%. If after the joint venture is formed a party's interest falls to 10% or less, that party's interest will convert to a 1 % net smelter royalty.

During fiscal 2004, the Company expended $122,021 on acquisition costs and $264,959 on exploration and development costs on the Manitoba Nickel Properties. Acquisition costs include the issuance of 16,667 common shares as option payments with a value at the time of issuance of $5,500.

Concession 229

During fiscal 2002, we initially entered into an option agreement to acquire up to a 75% interest in Exploration Permit 229, a 50,000-hectare concession located 50 kilometres east of Gillam, Manitoba. To earn its interest, we were to make total cash payments of $105,000 ($65,000 paid) and issue 200,000 common shares (150,000 issued) to the optionor over three years. In addition we were to incur exploration expenditures totalling $63,000 prior to November 28, 2002, and incur additional exploration expenditures of $250,000 prior to January 31, 2004. In fiscal 2002 we were focusing on diamond exploration, and results from the diamond exploration program did not meet expectations. Accordingly, in fiscal 2002 the property was written down by $149,408 to a nominal carrying value of $1. Later analysis of geophysical data subsequently determined that Concession 229 could have the potential for base metal exploration and as a result, cash and share payments due on the property to date have been made. In fiscal 2004 50,000 common shares with a value of $34,000 were issued pursuant to the option agreement. We have recently completed additional ground geophysical surveys and located a drill target for magnetic sulphide mineralization.

CHINA PROPERTIES

Jinzhuang Property

In October 2003, we signed an agreement with the town of Jinzhuang, in Guangdong province, China. This agreement gave us the exclusive right to develop and use the tailings of the Jinzhuang mining area for 10 years, in exchange for a payment of approximately $18,000 (paid), and $18,000 on commencement of commercial production. Production would be subject to a royalty of approximately $0.17 per tonne of tailings processed. This agreement was negotiated with the assistance of a corporate advisor, who was to be entitled to a 30% net carried interest in the property or other properties acquired as a result of his efforts. After a drilling program and metallurgical testing, we determined that the results did not meet with our expectations and as a result, we wrote down the carrying value of the property by $289,977. The program on the Jinzhuang property included drilling of $22,434, assays and analysis of $42,336, geological costs of $122,942, and travel and site activities of $94,572.

Tongchonggou Property

We entered into an agreement with the 7th Team of Qinghai Non-Ferrous Metals Geological Exploration Bureau under which we may earn up to a 90% interest in the Tongchonggou copper-gold mine (the "TCG") located in the Qinghai Province, China.

We have agreed to form a co-operative joint venture and to incur $800,000 in exploration expenditures on the TCG mine property and to make $165,000 in cash payments to the optionor within a four-year period to earn an initial 80% joint venture interest. We may acquire a further 10% interest in the joint venture for a total interest of 90% by paying a further $1,000,000 to the optionor at any time up to commencing economic operation at the TCG operation. The TCG property comprises one tenement and one mining lease registered in the name of the optionor. The tenement covers an area of 4.75 square kilometers ("km2") and expires on May 5, 2005. The mining lease is for an area of 0.90 km2 and allows the Optionor to mine a total of 3,000 tonnes of ore per annum. This lease expires in May 2005. Both the tenement and mining lease are renewable.

HORSESHOE PROPERTY, BRITISH COLUMBIA

ValGold entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims in the Stewart mining camp of British Columbia, Canada. We agreed to make total cash payments of $32,000 ($7,000 paid) and issue 100,000 common shares (30,000 issued) to the optionor over a 24-month period. In addition, we must also incur exploration expenses of $250,000 prior to the third anniversary. The property is subject to a 2.5% NSR payable to the optionor. The NSR may be reduced to 1% by the payment of $1,000,000 at any time up to the commencement of commercial production. During fiscal 2004, 30,000 common shares with a value of $9,900 were issued pursuant to the option agreement.

During fiscal 2004 we completed mapping and soil sampling of the property, for a total cost of $54,633 compared to $7,698 incurred in fiscal 2003.

HUNTER GOLD MINE, ONTARIO

During fiscal 2003, we entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. Under the terms of the agreement, we have agreed to make total cash payments of $50,000 ($nil paid) and issue 325,000 common shares (55,000 issued) to the optionor over a five-year period. In addition to the above, we must incur exploration expenses of no less than $500,000 during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% NSR from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. During fiscal 2004, 65,000 common shares with a value of $20,650 were issued pursuant to the option agreements.

During fiscal 2004 we expended $312,171 on drilling of 12 holes, $3,220 on assays and analysis, $59,698 on geological and geophysical and $11,025 on site and travel costs. Results of assays were not completed by the lab and compiled until the second quarter of fiscal 2005.

Property option payments due in fiscal 2005
In fiscal 2005 we must make cash payments totalling $171,333 and issue 256,667 common shares to maintain the options on the mineral property interests that are currently held. These cash and share payments are dependent upon exploration results and are made at solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested.

Financing Activities

During fiscal 2004 a non-brokered private placement for 1,571,000 flow-through units at $0.35 per unit for net proceeds of $507,251 was completed. Each unit was comprised of one flow-through common share and one-half of one non-flow-through share purchase warrant. Each whole non-flow-through share purchase warrant is exercisable to acquire one additional common share of ValGold at an exercise price of $0.40 for a period of 12 months from the date of closing of the private placement. The Company Finder's fees were issued to arm's length finders of 7.5% of the gross proceeds raised in the financing and 149,900 non-transferable finder's fees warrants were issued at a price of $0.40 per share.

A second non-brokered private placement of 2,099,500 units at $0.305 per unit for net proceeds of $591,045 was also completed in fiscal 2004. Each unit was comprised of one common share and one non-transferable share purchase warrant exercisable to acquire one additional share at an exercise price of $0.40 per share for a period of 24 months from the date of closing. Finder's fees of 7% to 7.5% were paid in cash or units. In addition, 129,700 non-transferable compensation warrants were issued, equal to 10% of the total number of units placed by certain agents, entitling the holder to purchase one additional common share at an exercise price of $0.40 for a period of two years.

A third non-brokered private placement completed was comprised of 700,000 flow-through units at a price of $0.60 per unit for net proceeds of $388,765. Each unit was comprised of one common share, and one-half of one non-transferable, share purchase warrant. Each whole warrant is exercisable for one common share at a price of $0.70 per share expiring December 18, 2004. Finders fees of 7.5% and non-transferable compensation warrants equal to 10% of the total number of flow through units were paid on found placees to two financial institutions.

Subsequent to July 31, 2004, a non-brokered flow-through private placement of 1,020,555 flow-through common shares was completed at a price of $0.36 per common share, for gross proceeds of $367,400. An additional private placement has been announced for accredited investors to carry out a non-brokered flow-through private placement of up to 1,670,000 common shares at a price of $0.36 per common share, for gross proceeds of up to $601,200. There will be no bonuses, finder's fees or commissions in cash or securities paid in connection with the private placement. At the date of this annual report the financing had not yet been completed.

During fiscal 2004, warrant holders exercised 931,857 warrants to acquire 931,857 common shares providing $262,002 to the treasury.

In fiscal 2004 we exercised 1,000,000 warrants that we held of Northern Orion Resources Inc. ("Northern Orion") at a price of $2.00 to obtain 1,000,000 common shares and we also exercised 50,000 warrants at a price of $0.75 to obtain 50,000 common shares. In fiscal 2004, 2,000,000 common shares of Northern Orion were sold for a total gain of $2,494,700. Proceeds of $5,103,500 were received on the sale of the shares, in addition to $200,000 received in fiscal 2003. ValGold currently holds 883,333 shares of Northern Orion, with a market value at July 31, 2004, of $2,570,499. ValGold also holds 665,000 common shares of Sultan Minerals Inc., 135,000 common shares of Cream Minerals Ltd., 400,000 common shares of Emgold Mining Corporation and 50,000 common shares of Manhattan Minerals Corp. at a total book value of $173,400. The market value of these shares at July 31, 2004, is $460,300.

During fiscal 2004, 1,100,000 stock options were granted to directors, officers and employees at a price of $0.64 per share, expiring November 14, 2013 and January 19, 2014. Also, 1,000,000 options were granted at a price of $0.36, expiring July 27, 2009. During fiscal 2004, 20,000 stock options were exercised at a price of $0.25 to provide $5,000 to the treasury.

Contractual obligations

ValGold has no long-term debt outstanding or contractual obligations.

Financial instruments

At July 31, 2004 and 2003, except as noted below, the fair values of cash and cash equivalents, due from related parties, accounts receivable and prepaids, and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

The fair market value of the Company's Canadian and US dollar denominated temporary investments is less than (exceeds) carrying value by $ nil and US$ nil, respectively, at July 31, 2004 (2003 - $ nil and US$ nil). The fair market value of interest bearing temporary investments may change as a result of any future change in the prevailing level of market interest rates. Changes in market interest rates have no effect on the contractual income cash flows of the investments. The Company is exposed to a risk of loss if the market price of the investments remains below cost.

The fair market value of the Company's investments will fluctuate with market prices. The fair market value of the investments exceeds carrying value by $1,628,699 at July 31, 2004 (2003 - $317,505).

Outstanding share information at July 31, 2004

Authorized Capital

100,000,000 common shares without par value.

Issued and Outstanding Capital

19,452,726 shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,520,000	0.43	January 25, 2011
100,000	0.43	July 18, 2011
620,000	0.25	December 20, 2012
20,000	0.25	July 30, 2005
975,000	0.64	November 14, 2013
25,000	0.64	July 30, 2005
100,000	0.64	January 19, 2014
1,000,000	0.36	July 27, 2009
4,360,000		

Warrants Outstanding

Number of Warrants	Exercise Price ($)	Expiry Dates
910,400*	0.40	October 10, 2004
418,300	0.70	December 18, 2004
2,029,200**	0.40	October 8, 2005
3,357,900		

*expired unexercised

**the expiry date of these warrants was extended to December 18, 2005, all other terms unchanged.

Operating Results

Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of both property acquisition and exploration costs on a project-by-project basis, and of corporate expenses.

	Tower Mountain Ontario	Jinzhuang and other, China	Manitoba Claims, Manitoba	Horseshoe Property, British Columbia	Other Properties Canada	Hunter Mine, Ontario	General and administrative expenses (Note 1)
Fiscal 2003							
First Quarter	47,390	—	—	—	—	—	153,233
Second Quarter	124,654	—	8,489	—	—	—	172,206
Third Quarter	128,187	—	51,613	—	—	—	194,147
Fourth Quarter	85,368	—	2,845	7,698	2,917	3,698	192,411
Fiscal 2004							
First Quarter	29,557	45,192	4,908	73,144	—	15,950	170,664
Second Quarter	156,235	106,362	21,205	4,297	—	8,949	597,838
Third Quarter	312,469	114,079	342,674	(18,646)	—	28,838	320,169
Fourth Quarter	390,804	32,500	18,193	(15,860)	639	355,027	402,729

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, or interest and other miscellaneous income, but includes stock-based compensation in fiscal 2004.

	Earnings (loss) per quarter	Fully diluted earnings (loss) per share	Gain (loss) on investments and interest	Mineral property write-downs (recoveries)	Property investigation costs	Stock-based compensation (Note 2)
Fiscal 2003						
First Quarter	(145,693)	(0.01)	7,540	—	51,201	—
Second Quarter	(164,094)	(0.01)	8,112	—	5,894	—
Third Quarter	(193,290)	(0.01)	5,585	4,728	14,212	—
Fourth Quarter	(179,658)	(0.01)	6,160	(6,593)	36,271	—
Fiscal 2004						
First Quarter	1,024,395	0.07	1,204,874	3	9,816	2,534
Second Quarter	711,801	0.03	1,309,639	—	265	416,625
Third Quarter	(310,083)	(0.01)	(30,378)	—	63,640	18,121
Fourth Quarter	(808,423)	(0.04)	18,308	290,616	69,082	217,116

Note 2: Stock based compensation was not recognized on the income statement until August 1, 2003

Selected Annual Information

	Year ended July 31, 2004	Year ended July 31, 2003	Year ended July 31, 2002
Earnings (loss) for the year	$ 617,690	$ (682,735)	$(2,576,813)
Earnings (loss) per share	$0.03	$(0.05)	$(0.21)
Total Assets at July 31	$7,480,372	$ 3,970,406	$ 4,216,785

July 31, 2002
ValGold wrote-off its interest in its mineral property interests in Mexico and Canada by $1,267,927 and sold its Mexican subsidiary for a gain of $100,935. ValGold made a long-term investment through a private placement in Northern Orion Resources Inc. of 1,000,000 common shares and warrants, for a total investment of $1,500,000. Total general and administrative expenses in fiscal 2004 totalled $1,171,347. Until July 31, 2001, ValGold had a management services agreement with a private company controlled by a director and officer. A fair value buyout of the contract for a total of $228,150 was prepared by experts under the supervision of the independent directors of the Company and was paid in fiscal 2002.

July 31, 2003
ValGold acquired an interest in the Tower Mountain Property and commenced an exploration program on the property. ValGold made an additional investment in Northern Orion Resources Inc. ("Northern Orion") through a private placement for an additional 833,333 common shares and 50,000 warrants of Northern Orion for a total investment in Northern Orion of $1,907,520, as we believed in the long-term value of Northern Orion's mineral property interests. Write-downs of mineral property interests totalled $$4,890 in fiscal 2003. Total general and administrative expenses in fiscal 2004 totalled $604,419.

July 31, 2004
ValGold exercised 1,000,000 of its warrants in Northern Orion and sold a total of 2,000,000 common shares of Northern Orion for a gain of $2,494,700. This increased our cash position and after deducting administration expenses and other costs, resulted in earnings of $617,690 in fiscal 2004. We also entered

into property agreements and commenced exploration programs on the Hunter Mine, Stewart, and Jinzhuang tailings projects. Write-downs of mineral interests totalled $290,619 in fiscal 2004. ValGold incurred stock-based compensation of $684,679 in fiscal 2004. Total general and administrative expenses in fiscal 2004 totalled $795,786, net of stock-based compensation. Legal and audit expenses have increased as have shareholder communications and travel and conference expenses as we have attended more investor conferences in fiscal 2004. We do not expect to attend as many conferences in fiscal 2005.

Year ended July 31, 2004 ("fiscal 2004"), compared to year ended July 31, 2003 ("fiscal 2003")

ValGold had earnings of $617,690, or $0.03 per common share in fiscal 2004 compared to a loss of $682,735, or $0.04 per common share in fiscal 2003. The earnings are due to the sale of 2,000,000 common shares of Northern Orion Resources Inc. that we held as an investment. The gain on sale of this portion of the Company's investments was $2,494,700. Our general and administrative expenses increased from $604,419 in fiscal 2003 to $1,450,182. Included in this increase is $654,396 in stock-based compensation in fiscal 2004, compared to stock-based compensation of $2,534 in fiscal 2003.

Other increases in expenditures are in shareholder communications costs, which increased from $67,904 in fiscal 2004 to $174,766 in fiscal 2003. During the year, we utilized the services of two investor relations' consultants, Windward Communications and Coal Harbor Communications. In fiscal 2004 fees paid to these advisors totalled $34,371 (fiscal 2003 - $nil) and $48,000 (fiscal 2003 - $12,000), respectively. In fiscal 2003, stock options were granted to Coal Harbor Communications. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.9%, expected dividend yield of 0%, volatility factor of the expected market price of the Company's common shares of 101% and an expected life of the options of two years. In fiscal 2004, stock-based compensation was valued at $$11,764, compared to $2,534 in fiscal 2003. The Coal Harbor Communications contract was cancelled effective July 30, 2004. In fiscal 2004, the Company started using the services of Sheldon Swaye to arrange meetings on an ad hoc basis. In fiscal 2004, $1,000 was paid to Mr. Swaye. Subsequent to July 31, 2004, we have retained the investor relations' services of Mr. Mark Feeney, an experienced investor relations and corporate finance professional, through our current management service provider, LMC Management Services Ltd. ("LMC"). LMC is a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with us.

LMC is providing the services of Mr. Mark Feeney on a month-to-month basis, and will be paid a maximum fee from LMC of $5,500 per month commencing in July 2004. We paid $2,743 for his services in July 2004. The Company may terminate the contract with LMC for these services at any time with 30-days written notice to LMC.

Other shareholder communication costs include website maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference costs also increased from $13,538 in fiscal 2003 to $78,538 in fiscal 2004. More investment conferences were attended in fiscal 2004 than in fiscal 2003, and the costs related to these events are included in this expense category.

ValGold paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as Chairman of the Company, for a total of $30,000 in fiscal 2004 compared to $61,250 in fiscal 2003. The fees paid in fiscal 2003 include the final payment of fees paid to

Mr. Lang for services as president of the Company. Mr. Lang has stepped down as Chairman of the Company and Mr. Andrew F.B. Milligan was appointed Chairman effective August 1, 2004.

Legal, accounting and audit fees increased from $97,729 in fiscal 2003 to $121,953 in fiscal 2004. Legal, accounting and audit fees will likely continue to increase in fiscal 2005 due to the increased costs for regulatory filings, and the additional accounting and audit review and legal time related to quarterly and annual filings.

Office and administration costs increased from $82,514 in fiscal 2003 to $113,262 in fiscal 2004. Office and administration includes rental, telephone, courier, postage, photocopying and other related costs. Additional office space was required in fiscal 2004, which is reflected in this cost. Salaries and benefits increased from $243,183 in fiscal 2003 to $917,301 in fiscal 2004. Included in salaries and benefits in fiscal 2004 is $626,021 in stock-based compensation compared to $nil in stock-based compensation in fiscal 2003. Salary cash costs increased from $243,183 in fiscal 2003 to $291,280 in fiscal 2004.

Property investigation costs totalled $142,803 in fiscal 2004 compared to $107,578 in fiscal 2003. ValGold is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

The Company wrote off its interest in the Jinzhuang tailings project and incurred some additional exploration costs relating to properties written off in previous years, for a total write-off of $290,619 in fiscal 2004. Write-downs in fiscal 2003 totalled $4,890.

ValGold is currently exploring in Canada and China so there are some foreign exchange risks. Foreign exchange losses totalled $14,210 in fiscal 2004 compared to $37,917 in fiscal 2003.

During fiscal 2004 the Company sold 2,000,000 common shares of Northern Orion for a gain on sale of $2,494,700. The Company currently holds 883,333 common shares of Northern Orion and holds shares in other mining companies as long-term investments. During fiscal 2004 the Company wrote down its investment in shares of Manhattan Minerals Inc. by $40,464 to the market value of the shares at April 30, 2004, or $8,000. The market value of these shares remains at $8,000 at July 31, 2004. There was no comparative write-down in fiscal 2003.

Three months ended July 31, 2004, ("Q4 2004") compared to three months ended July 31, 2003 ("Q4 2003")

ValGold had a loss of $818,239, or $0.04 per common share in Q4 2004 compared to a loss of $179,658, or $0.01 per common share in Q4 2003.

ValGold paid Lang Mining Corporation, a private company, a fee of $2,500 per month for the services of Frank Lang as Chairman of the Company, or $7,500 in both Q4 2004 and 2003.

Legal, accounting and audit fees totalled $51,104 in Q4 2004 compared to $39,554 in Q4 2003. The fees are higher in Q4 2004 due to the accrued annual audit fees. Legal, accounting and audit fees will likely increase in fiscal 2005 due to the time required for preparing analysis of costs and other details in the increased regulatory environment. Office and administration costs totalled $14,740 in Q4 2004 compared to $14,147 in Q4 2003. The office and administration costs include an overhead charge for rent, shared office services and other costs related to administration of a public company.

Shareholder communications totalled $44,087 in Q4 2004 compared to $21,094 in Q4 2003. Included in Q4 2004 are stock-based compensation costs of $9,193 compared to $2,534 in Q4 2003.

Travel and conference expenses totalled $44,449 in Q4 2004 compared with $51 in Q4 2003. The Company attended an investment conference in London, England in Q4 2004. The conference was not attended in Q4 2003. Property investigation costs totalled $69,083 in Q4 2004 compared to $36,271 in Q4 2003. The costs were higher in Q4 2004 because many of the property examinations were in China, and required the use of geological consultants in that country.

ValGold is currently exploring in Canada and China so there are some foreign exchange risks and costs and timing of converting Canadian dollars into foreign currency. Foreign exchange losses totalled $6,629 in Q4 2004 compared to a loss of $5,489 in Q4 2003.

Salaries and wages increased from $$68,209 in Q4 2003 to $308,339 in Q4 2004. The cash expenditure in Q4 2004 was $67,598, and the balance was stock-based compensation relating to stock options granted in July 2004 to some of the directors and officers.

Related Party Transactions

Lang Mining Corporation ("Lang Mining") is a private company controlled by Mr. Lang. From August 1, 2002 to December 31, 2002, Lang Mining was paid a management fee of $8,750 per month. For the period from January 1, 2003, to July 31, 2004, $2,500 per month was paid to Lang Mining for the services of Mr. Lang as Chairman.

Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the ValGold and other public companies, to provide services at cost to the various public entities currently sharing office space. Currently we have a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. In fiscal 2004 we paid $393,353 to LMC compared to $358,551 in fiscal 2003. The Company has no direct employees, as LMC provides all services. There is no difference between the cost of $1 and equity value of our investment in LMC.

We also hold shares in Emgold Mining Corporation, Cream Minerals Ltd. and Sultan Minerals Inc., companies with directors and/or management in common at July 31, 2004.

Our legal counsel is a director and his law firm provides services to us at market rates. During fiscal 2004 we paid $41,501 (2003: $43,500) to the law firm.

Uncertainties and Risk Factors

Exploration risks

ValGold explores for minerals and has been concentrating its efforts in Canada and China in fiscal 2004. Currently, ValGold has options on several properties in the early to advanced exploration stage. No definitive ore reserves have yet been identified on any of the properties and ValGold is continually evaluating the results from the various exploration programs underway and analyzing future potential. During fiscal 2004 ValGold commenced exploration on the Jinzhuang tailings project in China. The project did not meet expectations and was written off. Several exploration contacts were made in China, and as a result of further property investigations, ValGold signed an option agreement on the TCG property subsequent to July 31, 2004. This property is located in northern China. One hole was completed, but winter weather has set in and exploration has been curtailed until the spring.

Property title

We own, lease or have under option, mining claims, mineral claims or concessions. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. A successful claim contesting our title to a property will cause us to lose our right to explore and if warranted, develop that property. This could result in our not being compensated for prior expenditure relating to that property.

No source of revenue

We are a mineral exploration company and have no source of revenue other than interest income earned on cash held in investment accounts, or the sale of its long-term investments in common shares of other mining companies. A mining project can typically require five years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of ValGold's exploration properties in that time frame. All of ValGold's short to medium-term operating and exploration expenses must be derived from its existing cash position or from external financing. We believe that we have sufficient capital to fund forecasted levels of operations for at least the next two to three years. Actual funding may vary from that planned due to a number of factors, the most significant of which would be the progress of exploration and development. In the event that changes in market conditions prevent ValGold from receiving additional external financing if required, it would be forced to review its property holdings and prioritize project exploration to fit within cash availability.

Land reclamation requirements

Land reclamation is variable depending on location and the governing authority. Land reclamation requirements in Canada are structured and are set in order to minimize long-term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance landforms and vegetation. In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources such as reclamation bonds that might otherwise be spent on further exploration programs.

Political or economic instability

We are exploring in China where we are more likely to be subject to political and economic instability or unexpected legislative change. This may be the case in the provinces in Canada that we currently have exploration projects. We are subject to changing fiscal regimes; fluctuations in currency exchange rates; high rates of inflation, underdeveloped industrial and economic infrastructure; civil disturbance, expropriation or nationalization, land claims, and unenforceability of contractual rights, any of which may adversely affect our business.

Competition

We compete with other exploration companies, many of which have greater financial resources than us or are further along in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or personnel, we may not be able to grow at the rate we desire or at all.

Conflicts of interest

Some of our directors and officers are directors or officers of other natural resource or mining-related companies. These associations give rise to conflicts of interest from time to time, in particular, our directors who also serve as directors of other companies in the same industry may be presented with business opportunities which are made available to such competing companies and not to us.

Corporate Strategy

ValGold is an international mineral exploration and development. The Company's strategy to generate wealth for its stakeholders is to increase its share value by acquiring and advancing mining properties with identified but under-explored mineral resources to which it can apply its financial and technical acumen.

Outlook

ValGold continues to maintain a sound financial position. The Company holds investments in shares of other public companies which may be sold to provide additional working capital if required. Option agreements allow ValGold to continue with exploration programs with minimal dilution of stock and working capital. ValGold is a mining exploration company with no producing properties and consequently has no current mining income or cash flow. ValGold's policy is to capitalize all costs relating to the exploration of mineral properties in which it has an economic interest until such time as projects are deemed to be economically unfeasible, at which time the capitalized costs are written-down or written-off to the current period.

ValGold's geologists will continue to review mineral property proposals for exploration and production prospects as well as other business opportunities.

VALGOLD RESOURCES LTD.
(formerly Valerie Gold Resources Ltd.)
(an exploration stage company)
CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2004 and 2003

AUDITORS' REPORT

To the Shareholders of ValGold Resources Ltd.

We have audited the consolidated balance sheets of ValGold Resources Ltd. as at July 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants

Vancouver, British Columbia
November 3, 2004

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Balance Sheets
As at July 31, 2004 and 2003

	2004	2003
Assets		
Current assets		
Cash and cash equivalents	$ 50,401	$ 295,135
Temporary investments	3,488,929	759,881
Marketable securities	—	852,361
Due from related parties (Note 7)	92,994	126,129
Accounts receivable and prepaids	178,268	77,224
	3,810,592	2,110,730
Investments (Note 4)	1,402,101	1,361,504
Equipment (Note 5)	3,112	1,222
Mineral property interests (see schedules) (Note 3)	2,264,567	496,950
	$ 7,480,372	$ 3,970,406
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 581,687	$ 50,256
Deferred gain	—	200,000
Due to related parties (Note 7)	5,603	—
	587,290	250,256
Shareholders' equity		
Share capital (Note 6)	34,095,795	32,225,232
Contributed surplus	687,213	2,534
Deficit	(27,889,926)	(28,507,616)
	6,893,082	3,720,150
	$ 7,480,372	$ 3,970,406

Subsequent events (Notes 6 and 11)

Approved by the Directors

"Kenneth Yurichuk"

Kenneth Yurichuk
Director

"Stephen J. Wilkinson"

Stephen J. Wilkinson
Director

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Operations and Deficit
Years ended July 31, 2004 and 2003

	2004	2003
Expenses (Recoveries)		
Amortization	$ 152	$ 384
Foreign exchange loss	14,210	37,917
Legal, accounting and audit (Note 7)	121,953	97,729
Management fees (Note 7)	30,000	61,250
Office and administration (Note 7)	113,262	82,514
Salaries and benefits	917,301	243,183
Shareholder communications	174,766	67,904
Travel and conferences	78,538	13,538
	1,450,182	604,419
Project closure costs (recovery)	—	(6,755)
Property investigations	142,803	107,578
Write-down of mineral property interests (see schedules) (Note 3)	290,619	4,890
Loss on disposal of equipment	1,150	—
Gain on sale of marketable securities and investments	(2,494,700)	—
Write-down of investments	40,464	—
Interest income	(48,208)	(27,397)
Earnings (loss) for the year	617,690	(682,735)
Deficit, beginning of year	(28,507,616)	(27,824,881)
Deficit, end of year	$ (27,889,926)	$ (28,507,616)
Earnings (loss) per share – basic	$ 0.03	$ (0.05)
Earnings (loss) per share – fully diluted	$ 0.03	$ (0.05)
Weighted average number of common shares outstanding – basic	17,846,346	13,391,054
Weighted average number of common shares outstanding – fully diluted	19,821,310	13,391,054

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Cash Flows
Years ended July 31, 2004 and 2003

	2004	2003
Cash provided by (used for)		
Operations		
Earnings (loss) for the year	$ 617,690	$ (682,735)
Items not involving cash		
Amortization	152	384
Stock-based compensation	654,396	2,534
Write-down of investment	40,464	—
Gain on sale of marketable securities and investments	(2,494,700)	—
Loss on sale of equipment	1,150	1,417
Write-down of mineral property interests	290,619	4,890
Accrued interest on temporary investments	(11,820)	(9,640)
	(902,049)	(683,150)
Changes in non-cash operating working capital		
Accounts receivable and prepaids	(101,044)	(10,444)
Due to/from related parties	38,738	(49,630)
Accounts payable and accrued liabilities	531,431	8,912
	(432,924)	(734,312)
Investments		
Mineral property interests		
Acquisition costs	(122,764)	(62,856)
Exploration and development costs	(1,788,689)	(360,423)
Proceeds on sale of marketable securities and investments	5,103,500	—
Equipment	(3,192)	—
Purchase of portfolio investments	(2,037,500)	—
(Purchase) sale of temporary investments	(2,717,228)	529,053
Deferred gain from investment	—	200,000
Proceeds on sale of equipment	—	2,000
	(1,565,873)	307,774
Financing		
Common shares, less share issue costs	1,754,063	190,387
	1,754,063	190,387
Decrease in cash and cash equivalents during the year	(244,734)	(236,151)
Cash and cash equivalents, beginning of year	295,135	531,286
Cash and cash equivalents, end of year	$ 50,401	$ 295,135

Supplementary cash flow information (Note 12)

1. Nature of operations:

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Company Act. The Company is in the business of exploration and development of mineral properties in North America.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and regulatory requirements.

2. Significant accounting policies:

(a) Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Valerie Gold Alaska Ltd. ("VGA"), Puma Minerals Inc. ("Puma") and Valerie Gold International (Cayman) Ltd ("Cayman"). VGA was dissolved during the year ended July 31, 2003, and Cayman was dissolved in the year ended July 31, 2004. Puma is in the process of dissolution. All inter-company balances and transactions have been eliminated.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment of property, plant and equipment and mineral property interests, reclamation obligations, rates for depreciation, and classification of accounts receivable between current and non-current assets. Actual results could differ from those estimates.

(c) Cash and cash equivalents

Cash and cash equivalents include cash and those short-term money market investments that are readily convertible to cash with an original term of less than 90 days.

(d) Temporary investments

Temporary investments are carried at the lesser of cost and net realizable value and have maturity dates between 90 days and 1 year. Premiums and discounts at the time of acquisition of those investments are amortized to income over the term to maturity of the investment.

2. Significant accounting policies (continued):

(e) Mineral property interests

Mineral property acquisition costs and exploration and development costs are recorded at cost and deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated useful life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the related mineral property agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

The amount shown for mineral property interests represents costs incurred to date and the fair value of common shares and does not necessarily reflect present or future value.

Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred. Property investigation costs, where a property interest is acquired, are capitalized.

(f) Investments

The Company accounts for its portfolio investments as long-term investments. They are recorded at cost unless an other than temporary decline in value has been determined, at which time they are written down to market value.

(g) Translation of foreign currencies

The Company's operations in foreign countries are considered to be integrated for purposes of foreign currency translation. Monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, non-monetary assets and related depreciation at applicable historical rates and revenue and expense items at the average rate of exchange prevailing on transaction dates. Foreign currency translation gains or losses are included in the consolidated statements of operations and deficit.

(h) Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Years ended July 31, 2004 and 2003

2. Significant accounting policies (continued):

(i) Earnings (loss) per common share

Earnings (loss) per common share are computed using the weighted average number of common shares outstanding during the year. If the Company incurs a loss, outstanding options and warrants are anti-dilutive and therefore have no effect on determination of loss per share.

(j) Equipment

Equipment is recorded at cost. Depreciation is calculated on a declining-balance basis based on the estimated future lives of the assets at rates ranging from 20% to 30%.

(k) Stock-based compensation

As of August 1, 2003, the Company elected to adopt on a prospective basis the fair value based method of accounting for stock options recommended by the Canadian Institute of Chartered Accountants in Section 3870. Under this method, the Company recognizes stock compensation expense based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus. The contributed surplus balance is subsequently reduced if the options are exercised and the amount initially recorded is then credited to share capital. No stock compensation expense is recorded for stock options awarded and outstanding prior to August 1, 2003. Pro forma stock option expense and pro forma net loss that would have resulted for stock options issued after August 1, 2002, and prior to August 1, 2003, that would normally be included as described in Note 6.

Prior to August 1, 2003, the Company accounted for its stock-based compensation using intrinsic values. Under this method, stock-based compensation expense was not recognized in the financial statements when stock options were issued to employees and directors at prevailing market prices. Consideration paid by employees or directors on the exercise of stock options was recorded as share capital.

3. Mineral property interests:

Accumulated costs in respect of the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	July 31, 2004 Total Costs	July 31, 2003 Total Costs
Tower Mountain (a)	$ 133,364	$ 1,180,357	$ 1,313,721	$ 424,656
Horseshoe (b)	20,022	62,331	82,353	7,698
China Properties (c)	—	8,156	8,156	—
Manitoba Nickel (d)	168,022	279,933	447,955	60,975
Hunter Gold Mine (e)	22,650	389,732	412,382	3,618
	$ 344,058	$ 1,920,509	$ 2,264,567	$ 496,950

3. Mineral property interests (continued):

(a) Tower Mountain Project, Ontario

Tower Mountain Property
During fiscal 2002, the Company entered into an option agreement with two optionors to earn a 100% interest in the Tower Mountain Gold Property, consisting of 49 mineral claim units and three patented claim areas located in northwestern Ontario. The Company may earn its interest by making cash payments of $220,000 ($70,000 paid) and completing $1,000,000 in exploration expenditures on the property over a four-year period. After completion of the terms of the agreement, the property will be subject to a 2.5% net smelter returns royalty ("NSR") on production. The NSR may be reduced to 1.5% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. An annual pre-production royalty of $25,000 in cash or shares is payable commencing sixty months following regulatory approval and ending on commencement of production.

Bateman Lake Property
The Company has entered into an option agreement to acquire a 100% interest in the Bateman Lake Property (36 units), located to the west side of the Tower Mountain claims. The option agreement requires total payments to the optionors of $40,000 in cash ($5,000 paid), the issuance of 160,000 common shares (80,000 issued) and completion of $500,000 in work on the property over three years. Upon fulfilling the above obligations, the Company will hold a 100% interest in the property subject to a 2.5% NSR to the optionors where the Company shall have the right to purchase 1.5% of the NSR for $1,000,000 at any time up to commencement of commercial production, and subject to an annual pre-production royalty, commencing on the 48th month following regulatory approval of the agreement and ending upon the commencement of commercial production, of $10,000 or $10,000 worth of the Company's common shares to be valued by averaging the Company's common share closing price on the TSX Venture Exchange over the 20-day trading period immediately preceding the applicable payment date. The form of compensation payment to be made will be at the Company's sole discretion.

Parcels 5172 and 5795
The Company has entered into an agreement to acquire Parcel 5172 and Parcel 5795, Freehold Fort William, comprising part of Lot 8, Concession 7 and Lot 10, Concession 7, respectively, in the Township of Conmee, Ontario (the "Parcels"). The agreement allows the Company to obtain a 100% interest in and to the Parcels by issuing 70,000 common shares (20,000 issued) over a 48-month period. Upon fulfilling the above obligations, the Company will own the Parcels subject only to a 2.5% NSR. The Company has the right to reduce the NSR to 1.0% by payments totalling $1,500,000 to the optionor at any time up to commencement of production.

(b) Horseshoe Property, British Columbia

The Company has entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada. The Company has agreed to make total cash payments of $32,000 ($7,000 paid) and to issue 100,000 common shares (30,000 issued) to the optionor over a 24-month period from the date of regulatory approval. In addition to the above, the Company must also complete exploration expenses of $250,000 prior to the third anniversary of the receipt of regulatory approval. The property is subject to a 2.5% NSR payable to the optionor. The NSR may be reduced to 1% by the payment of $1,000,000 at any time up to the commencement of commercial production.

3. Mineral property interests (continued):

(c) Jinzhuang, China

In October 2003, the Company signed an agreement with the town of Jinzhuang, in Guangdong province, China. This agreement gave the Company the exclusive right to develop and use the tailings of the Jinzhuang mining area for 10 years, in exchange for a payment of approximately $18,000 (paid), and $18,000 on commencement of commercial production. Production would be subject to a royalty of approximately $0.17 per tonne of tailings processed. This agreement was negotiated with the assistance of a corporate advisor, who was to be entitled to a 30% net carried interest in the property or other properties acquired as a result of his efforts. After a drilling program and metallurgical testing, the Company determined that the results did not meet with the Company's expectations and as a result, the Company wrote down the carrying value of the property by $289,977.

(d) Manitoba Nickel Properties, Manitoba

Stephens Lake Property
The Company staked approximately 30,000 hectares in the Province of Manitoba in Canada. In fiscal 2004, the Company, along with Cream Minerals Ltd. and Sultan Minerals Inc. ("Cream" and "Sultan") or the "Companies") entered into an agreement with BHP Billiton Diamonds Inc. ("BHP") whereby BHP has been granted options to acquire an initial 51% interest in three Mineral Exploration Licenses (Numbers 64, 65 and 66) totalling 92,194 hectares of mineral property held by the Companies in the Province of Manitoba.

In order to facilitate the exploration of the property, the Companies have agreed to pool their respective properties so that each will hold an undivided one-third interest in all three of the exploration licenses subject to the BHP agreement. The combined property is referred to as the Stephens Lake Property.

Under the terms of the agreement, the Companies have granted to BHP the options (the "BHP Options") to acquire:

(i) a 51% undivided interest in the Stephens Lake Property (the "First Option"); and

(ii) a 19% undivided interest in the Property (the "Second Option") in addition to the 51% interest.

In order to exercise the First Option, BHP must incur exploration expenditures of $1,000,000 on the property within five years following the effective date of the agreement. This includes a firm commitment of $100,000 in exploration expenditures to be incurred in the first year following the effective date. In order to exercise the Second Option, BHP must complete a feasibility study for the project on or before the 10th anniversary of the effective date.

In the event that BHP exercises both options, a joint venture will be formed and the Companies shall thereupon have the following working interests in the joint venture: BHP - 70%; the Company - 10%; Cream - 10%; and Sultan - 10%. In the event that BHP exercises the First Option but chooses not to exercise the Second Option, or does not exercise the Second Option by the due date, then the Companies shall have the following working interests in the joint venture: - BHP - 51%; the Company - 1/3 of 49%; Cream - 1/3 of 49%; and Sultan - 1/3 of 49%. If, after the joint venture is formed a party's interest falls to 10% or less, that party's interest will convert to a 1% NSR.

3. Mineral property interests (continued):

(d) Manitoba Nickel Properties, Manitoba (continued):

Trout Claim Group

The Company has jointly entered into an agreement with the optionor to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares. The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group.

Under the terms of the agreement the optionees have agreed to make total cash payments of $110,000 and issue 200,001 common shares (66,667 shares in the capital of each of Cream, Sultan, and the Company) (16,667 issued) to the optionor over a 36-month period. In addition, the optionees must also incur exploration expenses and activities of no less than $5,000 within one year $50,000 cumulative prior to the second anniversary and $250,000 cumulative prior to the third anniversary following regulatory approval.

Big Claims

The Company has entered into an option agreement to acquire the Big Claims property located 90 kilometres east of Gillam, Manitoba. The option allows the Company to obtain a 70% interest in the property by making total payments to the optionor of $60,000 in cash ($15,000 paid), and issuing 200,000 common shares (100,000 issued) over a 36-month period. Additionally, in order to maintain its option, the Company will be required to incur exploration expenditures on the property totalling $335,000, prior to December 11, 2005. Upon fulfilling the above obligations, the Company will hold a 70% interest in the property. The optionor will retain the remaining 30% ownership interest and a 3.0% NSR. The Company has the right to reduce the NSR to 1.5% by the payment of $1,000,000 to the optionor at any time up to commencement of commercial production. The agreement also includes a provision for a 70:30 Joint Venture ("JV") with the optionor for the further exploration and development of the property. The Company will be entitled to be the operator of the JV so long as its interest remains greater than 50%. If either party's interest drops to 10% due to its inability or election not to participate in exploration of the property, its interest shall convert to a 10% Net Profits Royalty ("NPR") provided that the other party shall have the right to reduce the NPR to 5% by the payment of $2,000,000 upon the commencement of commercial production. If the property is optioned to a third party, the interests of the Company and the optionor may be diluted on a pro-rated basis based on their 70:30 JV interest. The Company then entered into an agreement with BHP to acquire:

- a 51% undivided interest in the Big Claims (the "Big First Option");
- subject to and conditional upon the exercise of the Big First Option, a 19% undivided interest in the Property (the "Big Second Option") in addition to the 51% interest; and,
- subject to and conditional upon the exercise of the Big Second Option, an additional 5% (the "Big Third Option").

In order to exercise the Big First Option, BHP must:

- satisfy the first year's conditions of the abovementioned Big Claim option agreement;
- assume, pay and complete all of the Company's obligations under the Big Claim option with the exception of the share issuances; and,
- on or before January 16th 2006,reimburse the Company for 70% of the value of its share issuances and 150% of all of its cash payments and expenditures.

3. Mineral property interests (continued):

(d) Manitoba Nickel Properties, Manitoba (continued):

In order to exercise the Big Second Option, BHP must complete a feasibility study for the project on or before the 10th anniversary of the effective date. In the event that both options are exercised, BHP may earn the additional interest by bringing the property into commercial production. Once in commercial production, the Company's interest would be 17.5%; BHP would hold 75% and the optionor would retain 7.5%, all of which would be subject to the NSR, net of any purchase by the Company or BHP.

Concession 229, Manitoba
During fiscal 2002, the Company initially entered into an option agreement to acquire up to a 75% interest in Exploration Permit 229, a 50,000-hectare concession located 50 kilometres east of Gillam, Manitoba. To earn its interest, the Company was to make total cash payments of $105,000 ($65,000 paid) and issue 200,000 common shares (150,000 issued) to the optionor over three years. In addition to the above, the Company was to incur exploration expenditures totalling $63,000 prior to November 28, 2002, and incur additional exploration expenditures of $250,000 prior to January 31, 2004. In fiscal 2002, the Company was focusing on diamond exploration, and results from the diamond exploration program did not meet the Company's expectations. Accordingly, in fiscal 2002 the property was written down by $149,408 to a nominal carrying value of $1. The Company subsequently determined that Concession 229 could have the potential for base metal exploration and as a result, the cash and share payments due on the property to date have been made.

(e) Hunter Gold Mine, Ontario

During fiscal 2003, the Company entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. The property consists of seven contiguous patented claims and one staked claim in the Third Concession, Lots 9 and 10 in Whitney Township, Ontario. Under the terms of the agreement, the Company has agreed to make total cash payments of $50,000 ($nil paid) and issue 325,000 common shares (55,000 issued) to the optionor over a five-year period. In addition to the above, the Company must also complete exploration activities on the property and incur exploration expenses of no less than $500,000 during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% NSR from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production.

The Company has entered into an option agreement to acquire a 100% interest in Staked Claim 1228673, located in the Third Concession, Lot 10 in Whitney Township, Ontario, contiguous to the Hunter Gold Mine property. Under the terms of the agreement the Company has agreed to make total cash payments of $2,000 (paid) and issue 10,000 common shares to the optionor (issued). In exchange for the above cash and share payments, the Company has the exclusive right and option to earn 100% interest in the property, subject only to royalties payable to the optionor, of 2.0% NSR from production of gold, silver and other metals. The Company will have the right to purchase 50% of the NSR from the optionor for $1,000,000 at any time up to the commencement of commercial production.

4. Investments:

	Number of Shares	Net Book Value 2004	Market Value 2004
Emgold Mining Corporation (Note 7(e))	400,000	$ 40,000	$ 332,000
Sultan Minerals Inc. (Note 7(e))	665,000	99,750	79,800
Cream Minerals Ltd. (Note 7(e))	135,000	25,650	40,500
Manhattan Minerals Corp.	50,000	8,000	8,000
LMC Management Services Ltd. (Note 7(b))	1	1	1
Northern Orion Resources Inc.	883,333	1,228,700	2,570,499
		$1,402,101	$3,030,800

	Number of Shares	Net Book Value 2003	Market Value 2003
Emgold Mining Corporation (Note 7(e))	400,000	$ 40,000	$ 284,000
Sultan Minerals Inc. (Note 7(e))	665,000	99,750	109,725
Cream Minerals Ltd. (Note 7(e))	135,000	25,650	22,950
Manhattan Minerals Corp.	50,000	48,464	29,000
LMC Management Services Ltd. (Note 7(b))	1	1	1
Northern Orion Resources Inc.			
Shares	833,333	710,300	1,233,333
Warrants	1,050,000	437,339	—
		$1,361,504	$1,679,009

5. Equipment:

	Cost	Accumulated Depreciation	Net Book Value 2004	Net Book Value 2003
Mobile equipment	$ —	$ —	$ —	$ —
Office equipment	3,192	80	3,112	783
	$ 3,192	$ 80	$ 3,112	$ 1,222

The cost of equipment at July 31, 2003, was $11,249.

6. Share capital:

Authorized

100,000,000 common shares without par value

Issued and fully paid

	Number of Shares	Amount
Balance, July 31, 2002	12,540,607	$31,995,345
Shares issued for mineral property interests	150,000	39,500
Private placement – flow-through, less share issue costs	1,178,095	190,387
Balance, July 31, 2003	13,868,702	32,225,232
Shares issued for mineral property interests	261,667	116,500
Private placement – less share issue costs	2,099,500	591,045
Stock options exercised for cash	20,000	5,000
Warrants exercised for cash	931,857	262,002
Private placement – flow-through, less share issue costs	1,571,000	507,251
Private placement – flow-through, less share issue costs	700,000	388,765
Balance, July 31, 2004	19,452,726	$34,095,795

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 3,524,840 stock options. In addition, options may be issued in exchange for goods or services.

A summary of the changes in stock options for the years ended July 31, 2004 and 2003, is presented below.

	Shares	Weighted Average Exercise Price
Balance, July 31, 2002	1,925,000	$0.43
Granted	660,000	$0.25
Cancelled	(285,000)	$0.43
Balance, July 31, 2003	2,300,000	$0.38
Granted	2,100,000	$0.51
Exercised	(20,000)	$0.25
Cancelled	(20,000)	$0.43
Balance, July 31, 2004	4,360,000	$0.44
Vested at July 31, 2004	4,186,250	$0.44

6. Share capital (continued):

Stock options (continued):

The following table summarizes information about the stock options outstanding at July 31, 2004:

Exercise Price	Number Outstanding and Exercisable at July 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.43	1,620,000	6.5 years	$0.43
$0.25	640,000	8.3 years	$0.25
$0.64	1,020,000	9.3 years	$0.64
$0.36	906,250	5.0 years	$0.36
	4,186,250		$0.44

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended July 31,	
	2004	2003
Risk free interest rate	2.2%-2.5%	2.9%-3.5%
Expected life (years)	3	2
Expected volatility	108%-128%	67%-101%
Weighted average fair value per option grant	$0.34	$0.12

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Pro forma information for the year ended July 31, 2003, as determined under the fair method of accounting for stock options is as follows:

	Year ended July 31, 2003
Loss for the year	
As reported	$ 682,735
Compensation expense	78,103
Pro forma loss for the year	$ 760,838
Basic and diluted loss per share	
As reported	$ (0.05)
Pro forma	$ (0.06)

For the year ended July 31, 2004, stock options valued at $30,283 were capitalised to mineral property interests, stock options valued at $642,632 were included in expenses as salaries and benefits, and stock options valued at $11,764 were included in expenses as shareholder communications.

6. **Share capital (continued):**

Warrants

As at July 31, 2004, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
2,029,200	$0.40	October 8, 2005
910,400	$0.40	October 10, 2004
418,300	$0.70	December 18, 2004
3,357,900		

All warrants outstanding at July 31, 2004, were issued in connection with financings made by private placements. The warrants expiring October 10, 2004, were not exercised. Subsequent to July 31, 2004, the warrants expiring December 18, 2004, were extended to December 18, 2005, with no other change to the terms of the warrant.

7. **Related party transactions and balances:**

Services provided by:	2004	2003
Lang Mining Corporation (a)		
Management fee	$ 30,000	$ 61,250
LMC Management Services Ltd. (b)	393,353	358,551
Legal fees (c)	41,501	43,500
Balances receivable from (payable to) (d):		
LMC Management Services Ltd. (b)	92,994	124,457
Cream Minerals Ltd.	—	650
Legal fees (c)	—	1,022
Total balances receivable	92,994	126,129
Directors' fees	(2,400)	—
Cream Minerals Ltd.	—	—
Legal fees (c)	(3,203)	—
Total balances payable	$ (5,603)	$ —

(a) Lang Mining Corporation ("Lang Mining") is a private company controlled by the Chairman of the Company. From August 1, 2002 to December 31, 2002, Lang Mining was paid a management fee of $8,750 per month. For the period from January 1, 2003, to July 31, 2004, $2,500 per month was paid to Lang Mining for the services of the chairman of the Company.

(b) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and equity value (See Note 4).

7. Related party transactions and balances (continued):

(c) Legal fees were paid to a law firm of which a director is a partner.

(d) Balances receivable from related parties are non-interest bearing and due on demand (See Note 7(b)).

(e) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the fiscal year.

8. Income taxes:

(a) The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2004	2003
Statutory tax rate	35.62%	37.62%
Earnings (loss) for the year	$ 617,690	$ (682,735)
Provision for income taxes based on statutory Canadian combined federal and provincial tax rates	220,021	(256,845)
Non-deductible differences	289,397	54,404
Recognized tax losses	(509,418)	(33,471)
Benefits from losses not recognized	—	242,991
Differences in foreign tax rates	—	(7,079)
	$ —	$ —

(b) The significant components of the Company's future tax assets are as follows:

	2004	2003
Mineral property interests	$ 3,118,252	$ 3,103,090
Operating loss carryforward	612,390	808,012
Other	—	32,082
Benefits from losses	3,778,263	3,943,184
Valuation allowance for future tax assets	(3,778,263)	(3,943,184)
	$ —	$ —

The realization of benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

8. Income taxes (continued):

(c) The Company has Canadian non-capital losses carried forward of $1,719,231 that may be available for tax purposes. The losses expire as follows:

Expiry Date	$
2005	264,215
2006	622,273
2007	832,743
2008	—
2009	—
	1,719,231

9. Commitments:

On April 22, 1997, the Company entered into a shareholder rights plan, which attributes one right to each common share of the Company. In the event that an acquirer obtains 20% or more of the outstanding common shares of the Company and does not make a permitted bid to the holders of the remaining common shares on identical terms, the rights separate from the common shares and become exercisable into additional common shares of the Company, at an exercise price which approximates 50% of the prevailing market price. The rights are not exercisable until the conditions of the shareholder rights plan are triggered. The Board of Directors of the Company can redeem the rights at any time for an amount equal to $0.00001 per right.

10. Financial instruments:

At July 31, 2004 and 2003, except as noted below, the fair values of cash and cash equivalents, due from related parties, accounts receivable and prepaids, and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

The fair market value of the Company's Canadian and US dollar denominated temporary investments is less than (exceeds) carrying value by $ nil and US$ nil, respectively, at July 31, 2004 (2003 - $ nil and US$ nil). The fair market value of interest bearing temporary investments may change as a result of any future change in the prevailing level of market interest rates. Changes in market interest rates have no effect on the contractual income cash flows of the investments. The Company is exposed to a risk of loss if the market price of the investments remains below cost.

The fair market value of the Company's investments will fluctuate with market prices. The fair market value of the investments exceeds carrying value by $1,628,699 at July 31, 2004 (2003 - $317,505).

11. Subsequent events:

Subsequent to July 31, 2004, the Company:

(a) Entered into an agreement with the 7th Team of Qinghai Non-Ferrous Metals Geological Exploration Bureau under which the Company may earn up to a 90% interest in the Tongchongou copper-gold mine (the "TCG") located in the Qinghai Province, China.

The Company has agreed to form a co-operative joint venture and to make $800,000 in exploration expenditures on the TCG mine property and to make $165,000 in cash payments within a four-year period to earn an initial 80% joint venture interest. The Company may acquire a further 10% interest in the joint venture for a total interest of 90% by paying a further $1,000,000 to the optionor at any time up to commencing economic operation at the TCG operation.

The TCG property comprises one tenement and one mining lease registered in the name of the optionor. The tenement covers an area of 4.75 square kilometers ("km2") and expires on May 5, 2005. The mining lease is for an area of 0.90 km2 and allows the optionor to mine a total of 3,000 tonnes of ore per annum. This lease expires in May 2005. Both the tenement and mining lease are renewable.

(b) Issued 1,020,555 flow-through common shares at a price of $0.36 per common share, pursuant to a non-broker private placement, for gross proceeds of $367,400. There were no bonuses, finder's fees or commissions in cash or securities paid in connection with the private placement. In connection with the issuance of flow-through shares (See 11 (c)), the Company has agreed to incur Canadian Exploration Expenditures ("CEE") and renounce to the shareholders the tax benefits associated with CEE incurred. The CEE renounced to the flow-through shareholders is not deductible for income tax purposes by the Company. To recognize the foregone tax benefits to the Company, the carrying value of the shares will be reduced by the tax effect of the tax benefits renounced to the subscribers.

(c) Announced an additional private placement with accredited investors to carry out a non-brokered flow-through private placement of up to 1,670,000 common shares at a price of $0.36 per common share, for gross proceeds of up to $601,200. There will be no bonuses, finder's fees or commissions in cash or securities paid in connection with the private placement.

(d) Issued 55,000 common shares at $0.31 per share and 35,000 common shares at $0.30 per share on the Hunter Mine and Horseshoe Property, respectively, pursuant to option agreements.

12. Supplementary cash flow information:

During the years ended July 31, 2004 and 2003, the Company conducted non-cash investing and financing activities as follows:

	2004	2003
Shares issued for mineral property interests and finders' fees	$ 116,500	$ 39,500
Stock-based compensation capitalized to mineral property interests	$ 30,283	$ —

13. Segmented information:

The Company has one operating segment, which is the exploration and development of mineral properties. The Company's principal operations are carried out in Canada and China. All of the investment income is earned in Canada.

Segment assets by geographical location are as follows:

July 31, 2004		Canada		China		Total
Mineral property interests	$	2,256,411	$	8,156	$	2,264,567
Equipment	$	3,112	$	—	$	3,112

July 31, 2003		Canada		China		Total
Mineral property interests	$	496,950	$	—	$	496,950
Equipment	$	1,222	$	—	$	1,222

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2004

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	China Properties	Manitoba Nickel Properties	Horseshoe Property, British Columbia	Total Mineral Property Interests July 31, 2004
Acquisition costs						
Balance, beginning of year	$ 74,645	$ —	$ —	$ 46,001	$ —	$ 120,646
Incurred during the year	58,722	22,650	15,849	122,021	20,022	239,264
	133,367	22,650	15,849	168,022	20,022	359,910
Write-down of mineral property interests	(3)	—	(15,849)	—	—	(15,852)
Balance, end of year	133,364	22,650	—	168,022	20,022	344,058
Exploration and development costs						
Incurred during the year						
Assays and analysis	54,793	3,220	42,336	3,750	1,308	105,407
Drilling	545,217	312,171	22,434	129,982	—	1,009,804
Geological and geophysical	187,305	59,698	122,942	71,563	32,958	474,466
Site activities	8,860	1,292	5,658	1,391	436	17,637
Travel and accommodation	29,574	9,733	88,914	58,273	19,931	206,425
Trenching	5,233	—	—	—	—	5,233
	830,982	386,114	282,284	264,959	54,633	1,818,972
Balance, beginning of year	350,014	3,618	—	14,974	7,698	376,304
Write-down of mineral property interests	(639)	—	(274,128)	—	—	(274,767)
Balance, end of year	1,180,357	389,732	8,156	279,933	62,331	1,920,509
Total Mineral Property Interests	$ 1,313,721	$ 412,382	$ 8,156	$ 447,955	$ 82,353	$ 2,264,567

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2003

	Tower Mountain Project, Ontario	Hunter Mine, Ontario	Quetico Belt, Armstrong, Ontario	Manitoba Properties	Horseshoe Property, British Columbia	Total Mineral Property Interests July 31, 2003
Acquisition costs						
Balance, beginning of year	$ 18,286	$ —	$ 3	$ 1	$ —	$ 18,290
Incurred during the year	56,356	—	--	46,000	—	102,356
Balance, end of year	74,642	—	3	46,001	—	120,646
Exploration and development costs						
Incurred during the year						
Assays and analysis	25,354	—	—	—	217	25,571
Drilling	107,752	—	—	—	—	107,752
Geological and geophysical	156,306	1,680	2,917	16,910	6,314	184,127
Site activities	3,299	—	—	37	—	3,336
Travel and accommodation	36,532	1,938	—	—	1,167	39,637
	329,243	3,618	2,917	16,947	7,698	360,423
Balance, beginning of year	20,771	—	—	—	—	20,771
Write-down of mineral property interests	—	—	(2,917)	(1,973)	—	(4,890)
Balance, end of year	350,014	3,618	—	14,974	7,698	376,304
Total Mineral Property Interests	$ 424,656	$ 3,618	$ 3	$ 60,975	$ 7,698	$ 496,950



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
VALGOLD RESOURCES LTD.			JULY 31, 2004	2004 DEC 16
ISSUER ADDRESS				
SUITE 1400 – 570 GRANVILLE STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3P1	604-687 4212	604-687 4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
ANDREW MACRITCHIE		CONTROLLER		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
amacritchie@langmining.com		www.sultanminerals.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"KENNETH R. YURICHUK"	KENNETH R. YURICHUK	2004 DEC 16
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"STEPHEN J. WILKINSON"	STEPHEN J. WILKINSON	2004 DEC 16

Schedule A:

See Attached Audited Consolidated Financial Statements

Schedule B:

1. Analysis of expenses and deferred costs

See consolidated schedules of mineral property interests.

2. Related party transactions

See note 7 to the audited consolidated financial statements.

3. Summary of securities issued and options granted during the period

(a) Securities issued during the three-month period ended July 31, 2004

Date of Issue	Type of Security	Type of issue	Number	Price ($)	Total Proceeds ($)	Type of Consideration	Commission Paid
July 21, 2004	Common	Property payment	16,667	0.33	5,500	Property payment	Nil

(b) Options granted during the three month period ended July 31, 2004

Date of Issue	Number	Name of Optionee	Exercise Price	Expiry Date
July 27, 2004	200,000	Ken Yurichuk	$0.36	July 27, 2009
July 27, 2004	150,000	Mary P. Collyer	$0.36	July 27, 2009
July 27, 2004	75,000	Mark Feeney	$0.36	July 27, 2009
July 27, 2004	50,000	Sheldon Swaye	$0.36	July 27, 2009
July 27, 2004	150,000	A. Darryl Drummond	$0.36	July 27, 2009
July 27, 2004	150,000	Sargent Berner	$0.36	July 27, 2009
July 27, 2004	150,000	Andrew F. B. Milligan	$0.36	July 27, 2009
July 27, 2004	75,000	William J. Witte	$0.36	July 27, 2009
	1,000,000			

4. Summary of securities as at the end of the reporting period

(a) Authorized Capital

100,000,000 common shares without par value.

(b) Issued and Outstanding Capital

19,452,726 shares are issued and outstanding. See note 6 to the audited consolidated financial statements.

(c) (i)Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,520,000	0.43	January 25, 2011
100,000	0.43	July 18, 2011
620,000	0.25	December 20, 2012
20,000	0.25	July 30, 2005
975,000	0.64	November 14, 2013
25,000	0.64	July 30, 2005
100,000	0.64	January 19, 2014
1,000,000	0.36	July 27, 2009
4,360,000		

(ii)Warrants Outstanding

Number of Warrants	Exercise Price ($)	Expiry Dates
910,400*	0.40	October 10, 2004
418,300	0.70	December 18, 2004
2,029,200	0.40	October 8, 2005
3,357,900		

*expired unexercised

(d) Shares in Escrow

Nil.

5. List of Directors and Officers

Frank A. Lang –Director
Sargent H. Berner – Director
William J. Witte – Director
A. Darryl Drummond – Director
Kenneth R. Yurichuk – Director
Andrew F.B. Milligan – Chairman and Director
Stephen J. Wilkinson – President, CEO and Director
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary
Mary P. Collyer – Assistant Secretary

ValGold Resources Ltd.
Three Months Ended
October 31, 2004

ValGold Resources Ltd.
Three Months Ended
October 31, 2004

1.1 Date

The effective date of this interim report is December 17, 2004.

1.2 Overview

The Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements." All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors discussed under "Risk Factors" in the MD&A.

This MD&A should be read in conjunction with the audited financial statements of ValGold Resources Ltd. for the year ended July 31, 2004. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

ValGold Resources Ltd. ("ValGold" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- ValGold's consolidated loss for the three months ended October 31, 2004 ("fiscal 2005 or "Q1 2005) was $297,806 or $0.02 per share compared to consolidated earnings of $1,034,211 or $0.07 per share in the three months ended October 31, 2003 ("fiscal 2004 or "Q1 2004).
- In fiscal 2004 ValGold sold 1,000,000 common shares in Northern Orion Resources Inc. ("Northern Orion") for a gain of $1,199,100, which resulted in earnings in fiscal 2004. There was no comparative income in fiscal 2005.
- During fiscal 2005, ValGold raised $366,800 in a flow-through private placement. During fiscal 2004, ValGold raised a total of $1,098,296 in two private placements completed in the period.
- During fiscal 2005, cash flow from operations used $610,551 compared to $111,651 in fiscal 2004. Cash expenditures on mineral property interests totalled $398,024 in fiscal 2005 compared to $142,901 in fiscal 2004. The cash expenditures were incurred on the following mineral properties in fiscal 2005: Tower Mountain - $106,114 (2004: $ 29,557), Hunter Mine - $86,364 (2004 - $3,618), Jinzhuang Project - $35,345 (2004 - $45,192), Manitoba Nickel Properties – recovery of $18,152 (2004 – expenditure of $4,908), the TCG Property - $158,951 (2004 - Nil) and the Horseshoe Property - $29,402 (2004 - $59,626).
- In fiscal 2004, ValGold invested $2,000,000 on the exercise of 1,000,000 warrants in Northern Orion to acquire 1,000,000 common shares. No comparative investment was made in fiscal 2005.

1.2.1 Tower Mountain Gold Project

Q1 2005 exploration expenditures on the Tower Mountain project included the following: assays and analysis - $15,002 (2004 - $147); drilling - $5,380 (2004 - $Nil); geological and geophysical - $71,715 (2004 - $16,386) and travel, site activities and trenching - $13,702 - (2004 - $12,700).

The Tower Mountain property is located 3 km south of the Trans-Canada Highway approximately 40 kilometers west of the city of Thunder Bay. The Tower Mountain property is located in the Matawin gold belt of northwestern Ontario, 40 kilometers west of the city of Thunder Bay. It includes the original Tower Mountain property, and the adjoining Bateman Lake claims and optioned freehold leases. The Company is acquiring a 100% interest in each of these properties that cover an aggregate of 5,233 acres (2,118 ha).

During Q2 2005, the Company commenced drilling of an additional 14 holes on the property. Drilling was completed in December 2004, but assay results have not been received.

The primary focus will be the continued delineation of the U-V zones with the near-term intention of defining the contained gold resources. In addition, the field crew will be examining certain of the other known gold occurrences on the property to establish similar drill targets within the Tower Mountain property and the adjoining Bateman Lake claims.

1.2.2 Manitoba Nickel Properties

ValGold holds interests in three groups of claims: - Mineral Exploration License 229 ("MEL 229), the Big Claims and the Stephens Lake Property. In August 2004, ValGold received a report from BHP describing the results from geophysical surveys over the Big Claims and Stephens Lake properties in Manitoba. BHP reported that a large airborne magnetic survey was flown over the Big Claims and the Stephens Lake Project to identify ultra-mafic targets within a stratigraphic package believed to be an extension of the Thompson Nickel Belt. Several bodies of interest were defined during the aeromagnetic survey and followed up with a helicopter electromagnetic (VTEM) survey to determine if the targets were possibly conductive nickel-sulphide mineralization. Four coincident electromagnetic/magnetic targets have been identified BEM001-004 and their depths range from 140 to 233 meters. Drilling of these anomalies is being considered for winter 2005.

1.2.3 Hunter Gold Mine

During fiscal 2003, we entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. Under the terms of the agreement, we have agreed to make total cash payments of $50,000 ($10,000 paid) and issue 325,000 common shares (110,000 issued) to the optionor over a five-year period. In addition to the above, we must incur exploration expenses of no less than $500,000 during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% NSR from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. During fiscal 2005, 55,000 common shares with a value of $17,050 were issued pursuant to the option agreements.

During Q1 2004 we entered into the option agreement. In Q1 2005, expenditures included the following costs: drilling - $54,281; $13,411 on assays and analysis, $6,076 on geological and geophysical and $2,596 on site and travel costs. Results of assays have not yet been compiled and results may be released in early 2005.

<u>Future Plans</u>

ValGold intends to continue the drilling of the Hunter gold zones weather permitting. The next drilling phase is to be conducted on the frozen surface of Porcupine Lake to extend the known dimensions of the main mineralization. The program may include a further 3,000m of coring.

1.2.4 Horseshoe, Patricia And High Grade Claims

In August 2003, ValGold entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada. The Horseshoe Property is located about 12 kilometers south of the town of Stewart and consists of five contiguous staked claims composed of 72 units that cover approximately 1,450 hectares. To date, three zones of gold-silver mineralization have been identified within the claim area associated within strataform, siliceous sulphide-rich beds. ValGold sampled the "High Grade Vein" and found significant mineralization that returned in one instance a grade of 6.45 grams per tonne (0.21 ounces per ton) across a width of 3.3m. The property is being reviewed for potential drill sites for a possible 2005 work program.

ValGold entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims in the Stewart mining camp of British Columbia, Canada. We agreed to make total cash payments of $32,000 ($17,000 paid) and issue 100,000 common shares (65,000 issued) to the optionor over a 24-month period. In addition, we must also incur exploration expenses of $250,000 prior to the third anniversary. The property is subject to a 2.5% NSR payable to the optionor. The NSR may be reduced to 1% by the payment of $1,000,000 at any time up to the commencement of commercial production. During Q1 2005, 35,000 common shares with a value of $10,500 were issued pursuant to the option agreement.

During Q1 2005 we completed mapping and soil sampling of the property, for a total cost of $56,244 compared to $18,744 incurred in exploration costs in Q1 2005.

1.2.5 Jinzhuang Tailings

In October 2003, ValGold entered into an agreement with the town of Jinzhuang in China for the gold bearing mine tailings of the Jinzhuang mining area. The tailings that are located at three sites are the product of over four hundred years of gold mining. The Jinzhuang mining area is located in Fengkai County, in the southern Chinese province of Guangdong. It is accessible by paved highway with secondary gravel roads within the area. In addition, most of the tailings are accessible by motorized water barge that can transport personnel and equipment along a two-kilometre long hydroelectric plant reservoir.

After receiving and double checking metallurgical results, we determined that the property did not meet our expectations and as a result, $289,977 in property acquisition and exploration expenditures was written off in the year ended July 31, 2004. In addition, $35,345 in exploration costs incurred during the three months ended October 31, 2004, have also been written off.

1.2.6 The Tongchanggou Copper-Gold Mine

In September 2004 ValGold entered into an agreement with the 7th Team of Qinghai Non-Ferrous Metals Geological Exploration Bureau, under which ValGold may earn up to a 90% interest in the Tongchanggou copper-gold mine (the "TCG") located in the Qinghai Province, China. ValGold has agreed to form a co-operative joint venture and to make $800,000 in exploration expenditures on the TCG mine property and to make $165,000 in cash payments within a four-year period to earn an initial 80% joint venture interest. ValGold may acquire a further 10% interest in the joint venture for a total interest of 90% by paying a further $1,000,000 to the optionor at any time up to commencing economic operation at the TCG operation.

The TCG property is located in Qinghai Province, north central China, 210 km northwest of the capital city of Xining. Geographically, it lies within the northern Qilian Mountains that separate the provinces of Qinghai and Gansu. Access to the property is via the Ningzhang highway north from Xining to a point 45 km north of the town of Qingshizui then via a four-kilometer dirt road to the mine camp.

To date, ValGold has completed further sampling of the mineralized areas, approximately 20 line-kilometers of induced polarization surveys and diamond drilled the first exploratory hole. Assays of the drill core are pending.

Mineral Property Option Payments Due In Fiscal 2005

In fiscal 2005 we must make cash payments totalling $171,333, of which $17,946 have been paid, and issue 256,667 common shares, of which 85,000 common shares have been issued, to maintain the options on the mineral property interests that are currently held. These cash and share payments are dependent upon exploration results and are made at solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested.

1.2.7 Market Trends

The price of gold has increased, continuing an overall uptrend in 2004. The average gold price in 2004 has averaged approximately US$408.72 per ounce over the year to December 17, 2004.

ValGold Resources Ltd.
Three Months Ended
October 31, 2004

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in Canadian dollars.

	As at July 31, 2004	As at July 31, 2003	As at July 31, 2002
Current assets	$ 3,810,592	$ 2,110,730	$ 1,958,836
Mineral property interests	2,264,567	496,950	39,061
Other assets	1,405,213	1,362,726	2,218,888
Total assets	7,480,372	3,970,406	4,216,785
Current liabilities	587,290	250,256	46,321
Shareholders' equity	6,893,082	3,720,150	4,170,464
Total shareholders' equity and liabilities	7,480,372	3,970,406	4,216,785
Working capital	3,223,302	1,860,474	1,912,515

	Year ended July 31, 2004	Year ended July 31, 2003	Year ended July 31, 2002
Expenses (Recoveries)			
Amortization	$ 152	$ 384	$ 1,367
Foreign exchange loss (gain)	14,210	37,917	(10,442)
Legal, accounting and audit	121,953	97,729	212,221
Management fees	30,000	61,250	228,150
Office and administration	113,262	82,514	107,508
Salaries and benefits	917,301	243,183	414,242
Shareholder communications	174,766	67,904	207,052
Travel and conferences	78,538	13,538	14,379
	1,450,182	604,419	1,171,347
Project closure costs (recovery)	—	(6,755)	44,496
Property investigations	142,803	107,578	241,795
Write-down of mineral property interests	290,619	4,890	1,267,927
Loss on disposal of equipment	1,150	—	—
(Gain) loss on sale of marketable securities and investments	(2,494,700)	—	54,950
Write-down of investments	40,464	—	—
Gain on sale of subsidiary	—	—	(100,935)
Interest income	(48,208)	(27,397)	(102,767)
Earnings (loss) for the year	617,690	(682,735)	(2,576,813)
Earnings (loss) per share – basic	$ 0.03	$ (0.05)	$ (0.21)
Earnings (loss) per share – fully diluted	$ 0.03	$ (0.05)	$ (0.21)
Weighted average number of common shares outstanding – basic	17,846,346	13,391,054	12,441,963
Weighted average number of common shares outstanding – fully diluted	19,821,310	13,391,054	12,441,963

1.4 Results of Operations

ValGold had a loss of $297,806, or loss per share of $0.02 in Q1 2005, compared to earnings of $1,034,211, or earnings per share of $0.07 in Q1 2004.

	Three months ended October 31, 2004	Three months ended October 31, 2003
Expenses (Recoveries)		
Amortization	$ 156	$ 72
Foreign exchange loss (gain)	16,254	13,278
Legal, accounting and audit	14,147	9,947
Management fees (Item 1)	37,500	7,500
Office and administration	19,425	27,677
Salaries and benefits	86,075	72,773
Shareholder communications	46,876	29,597
Travel and conferences	18,859	—
	239,292	160,844
Property investigations	36,844	9,816
Write-down of mineral property interests	35,345	3
(Gain) loss on sale of marketable securities and investments	—	(1,199,100)
Interest income	(13,675)	(5,774)
Earnings (loss) for the period	$ (297,806)	$ 1,034,211

ValGold is exploring in China so there are foreign exchange risks associated with exploration in foreign jurisdictions. Foreign exchange losses increased from $13,278 in Q1 2004 to $16,254 in Q1 2005. The United States dollar compared to the Canadian dollar has been volatile. The Company had a nominal balance of funds in United States dollars during the period, and with the volatility of the United States dollar, a significant portion of the loss relates to the funds held in United States dollars during the period.

Legal, accounting and audit increased from $9,947 in Q1 2004 to $14,147 in Q1 2005. Legal, accounting and audit fees will likely increase throughout the current fiscal year due to the increased regulatory reporting requirements.

Until July 31, 2004, ValGold paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as Chairman of the Company. In the three months ended October 31, 2004, a payment of $30,000, one year of fees, was paid to Lang Mining Corporation, as a termination payment.

Commencing August 2004 management fees of $2,500 per month are now paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company.

Office and administration costs decreased from $27,677 in Q1 2004 to $19,425 in Q1 2005. The office and administration costs include for rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have increased from $72,773 in Q1 2004 to $86,075 in Q1 2005. Additional accounting personnel were hired in late 2003, to assist with the reporting requirements for regulatory authorities, and these costs are reflected in Q1 2005.

Shareholder communications have increased from $29,597 in Q1 2004 to $46,876 in Q1 2005. The Company utilizes the services of an investor relations' consultant. Fees paid to this consultant totalled $8,088 in Q1 2005. In Q1 2004, we utilized the services of two investor relations' consultants, with fee totalling $23,790. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Travel and conference expenses have increased from $nil in Q1 2004 to $18,859 in Q1 2005. These costs have increased due to attendance at a trade show in London, England in September 2004.

Property investigation costs have increased from $9,816 in Q1 2004 to $35,345 in Q1 2005. ValGold is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

During Q1 2004, the Company sold 1,000,000 common shares of Northern Orion for a gain on sale of $1,199,100 with no comparative gain in Q1 2005. Interest income is higher in Q1 2005 due to interest rate increases and higher cash balances throughout Q1 2005.

1.5 Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of both property acquisition and exploration costs on a project-by-project basis, and of corporate expenses.

	Tower Mountain Ontario	Jinzhuang and other, China	Manitoba Claims, Manitoba	Horseshoe Property, British Columbia	Other Properties Canada	Hunter Mine, Ontario	General and administrative expenses (Note 1)
Fiscal 2003							
Second Quarter	124,654	—	8,489	—	—	—	172,206
Third Quarter	128,187	—	51,613	—	—	—	194,147
Fourth Quarter	85,368	—	2,845	7,698	2,917	3,698	192,411
Fiscal 2004							
First Quarter	29,557	45,192	4,908	73,144	—	15,950	170,664
Second Quarter	156,235	106,362	21,205	4,297	—	8,949	597,838
Third Quarter	312,469	114,079	342,674	(18,646)	—	28,838	320,169
Fourth Quarter	390,804	32,500	18,193	(15,860)	639	355,027	402,729
Fiscal 2005							
First Quarter	106,114	158,951	(18,152)	39,902	—	103,414	239,292

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, or interest and other miscellaneous income, but include stock-based compensation.
Note 2: Property acquisition and exploration costs exclude the write-down of mineral property interests.

	Earnings (loss) per quarter	Fully diluted earnings (loss) per share	Gain (loss) on investments and interest	Mineral property write-downs (recoveries)	Property investigation costs	Stock-based compensation
Fiscal 2003						
Second Quarter	(164,094)	(0.01)	8,112	—	5,894	—
Third Quarter	(193,290)	(0.01)	5,585	4,728	14,212	—
Fourth Quarter	(179,658)	(0.01)	6,160	(6,593)	36,271	—
Fiscal 2004						
First Quarter	1,024,395	0.06	1,204,874	3	9,816	2,534
Second Quarter	711,801	0.03	1,309,639	—	265	416,625
Third Quarter	(310,083)	(0.01)	(30,378)	—	63,640	18,121
Fourth Quarter	(808,423)	(0.04)	18,308	290,616	69,082	217,116
Fiscal 2005						
First Quarter	(297,806)	(0.02)	13,675	35,345	36,844	18,180

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At October 31, 2004, ValGold's working capital, defined as current assets less current liabilities, was $3,027,152, compared with working capital of $3,223,302 at July 31, 2004.

Investing Activities

As at October 31, 2004, ValGold has capitalized $2,654,796 representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia, Manitoba, Ontario and China. During the three months ended October 31, 2004 ("fiscal 2005), we expended $425,574 on the acquisition and exploration of its mineral property interests compared to $142,901 in the three months ended October 31, 2003 ("fiscal 2004). Expenditures in fiscal 2005 included $106,114 on acquisition and exploration of the Tower Mountain property, $194,296 on the acquisition and exploration of the China properties, $103,414 on the acquisition and exploration of the Hunter Mine in Ontario, a recovery of $18,152 on the Manitoba properties, and expenditures of $39,902 on the acquisition and exploration of the Horseshoe Properties in British Columbia.

Acquisitions and Exploration Programs

The following provides the details of the property agreements and the exploration expenditures related to its mineral property interests during the period.

1.7 Capital Resources

The Company has investments in a portfolio of mining companies. ValGold currently holds 883,333 shares of Northern Orion, with a market value at October 31, 2004, of $2,826,665. ValGold also holds 665,000 common shares of Sultan Minerals Inc., 135,000 common shares of Cream Minerals Ltd., 400,000 common shares of Emgold Mining Corporation and 50,000 common shares of Manhattan

Minerals Corp. at a total book value of $173,400. The market value of these shares at October 31, 2004, is $485,625.

During the three months ended October 31, 2004, a non-brokered flow-through private placement of 1,020,555 flow-through common shares was completed at a price of $0.36 per common share, for gross proceeds of $367,400. Subsequent to October 31, 2004, additional private placement funds were received from accredited investors in a non-brokered flow-through private placement of 330,000 common shares at a price of $0.36 per common share, for gross proceeds of $118,800.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions With Related Parties

	Three months ended October 31,	
Services provided by:	**2004**	**2003**
Lang Mining Corporation, management fee (a)	$ 30,000	$ 7,500
LMC Management Services Ltd. (b)	185,185	123,181
Glencoe Management Ltd. (c)	7,500	—
Legal fees (d)	10,000	—

Balances receivable from (payable to) (e):	October 31, 2004	July 31, 2004
LMC Management Services Ltd. (b)	112,928	92,994
Total balances receivable	112,928	92,994
Directors' fees	—	(2,400)
Glencoe Management Ltd. (c)	(2,675)	—
Legal fees (d)	(10,000)	(3,203)
Total balances payable	$ (12,675)	$ (5,603)

(a) Until July 31, 2004, the Company paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank A. Lang as Chairman of the Company. In the three months ended October 31, 2004, a payment of $30,000, one year of fees, was paid to Lang Mining Corporation as a termination payment.

(b) Commencing August 1, 2001, management, administrative, geological and other services are being provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and equity value (See Note 5).

(c) Commencing August 1, 2004, management fees of $2,500 per month are paid to Glencoe Management Ltd., for the services of the Chairman.

(d) Legal fees were accrued as owing to a law firm of which a director is a partner.

(e) Balances receivable from related parties are non-interest bearing and due on demand (See Note 8(a)).

(f) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the period.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. As at October 31, 2004, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

None.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD& A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of December 17, 2004, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at December 17, 2004

Authorized Capital

100,000,000 common shares without par value.

Issued and Outstanding Capital

20,893,281 shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,460,000	0.43	January 25, 2011
100,000	0.43	July 18, 2011
620,000	0.25	December 20, 2012
20,000	0.25	July 30, 2005
965,000	0.64	November 14, 2013
10,000	0.64	July 30, 2005
100,000	0.64	January 19, 2014
1,000,000	0.36	July 27, 2009
4,275,000		

Warrants Outstanding

Number of Warrants	Exercise Price ($)	Expiry Dates
418,300	0.70	December 18, 2005
2,029,200	0.40	October 8, 2005
3,357,900		

VALGOLD RESOURCES LTD.
(an exploration stage company)
CONSOLIDATED FINANCIAL STATEMENTS
for the three months ended
October 31, 2004 and 2003
(Unaudited – prepared by management)

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Balance Sheets

	October 31, 2004	July 31, 2004
Assets		
Current assets		
Cash and cash equivalents	$ 427,463	$ 50,401
Restricted cash	296,512	—
Temporary investments	2,259,951	3,488,929
Due from related parties (Note 8)	112,928	92,994
Accounts receivable and prepaids	112,015	178,268
	3,208,869	3,810,592
Investments (Note 5)	1,402,101	1,402,101
Equipment (Note 6)	2,957	3,112
Mineral property interests (see schedules) (Note 4)	2,654,796	2,264,567
	$ 7,268,723	$ 7,480,372
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 169,042	$ 581,687
Due to related parties (Note 8)	12,675	5,603
	181,717	587,290
Shareholders' equity		
Share capital (Note 7)	34,490,145	34,095,795
Share subscriptions (Note 11)	79,200	—
Contributed surplus	705,393	687,213
Deficit	(28,187,732)	(27,889,926)
	7,087,006	6,893,082
	$ 7,268,723	$ 7,480,372

Subsequent events (Notes 7 and 11)

Approved by the Directors

"Kenneth Yurichuk"

Kenneth Yurichuk
Director

"Stephen J. Wilkinson"

Stephen J. Wilkinson
Director

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Operations and Deficit
Three months ended October 31, 2004 and 2003

	2004	2003
Expenses (recoveries)		
Amortization	$ 156	$ 72
Foreign exchange loss	16,254	13,278
Legal, accounting and audit (Note 8)	14,147	9,947
Management fees (Note 8)	37,500	7,500
Office and administration (Note 8)	19,425	27,677
Salaries and benefits	86,075	72,773
Shareholder communications	46,876	29,597
Travel and conferences	18,859	—
	239,292	160,844
Property investigations	36,844	9,816
Write-down of mineral property interests (see schedules) (Note 4)	35,345	3
Gain on sale of marketable securities and investments	—	(1,199,100)
Interest income	(13,675)	(5,774)
Earnings (loss) for the period	(297,806)	1,034,211
Deficit, beginning of period	(27,889,926)	(28,507,616)
Deficit, end of period	$ (28,187,732)	$ (27,473,405)
Earnings (loss) per share – basic	$ (0.02)	$ 0.07
Earnings (loss) per share – fully diluted	$ (0.02)	$ 0.06
Weighted average number of common shares outstanding – basic	19,795,099	14,865,604
Weighted average number of common shares outstanding – fully diluted	19,795,099	16,269,416

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Statements of Cash Flows
Three months ended October 31, 2004 and 2003

	2004	2003
Cash provided by (used for)		
Operations		
Earnings (loss) for the period	$ (297,806)	$ 1,034,211
Items not involving cash		
Amortization	155	72
Stock-based compensation	18,180	—
Gain on sale of marketable securities and investments	—	(1,199,100)
Write-down of mineral property interests	35,345	3
Accrued interest on temporary investments	(7,171)	—
	(251,297)	(164,814)
Changes in non-cash operating working capital		
Accounts receivable and prepaids	66,253	15,106
Due to/from related parties	(12,862)	46,223
Accounts payable and accrued liabilities	(412,645)	(8,166)
	(610,551)	(111,651)
Investments		
Mineral property interests		
Acquisition costs	(40,841)	(7,324)
Exploration and development costs	(357,183)	(135,577)
Proceeds on sale of marketable securities and investments	—	2,603,500
Purchase of portfolio investments	—	(2,000,000)
Change in restricted cash	(296,512)	—
(Purchase) sale of temporary investments	1,236,149	113,272
	541,613	573,871
Financing		
Common shares, less share issue costs	366,800	1,098,296
Share subscriptions	79,200	—
	446,000	1,098,296
Increase in cash and cash equivalents during the period	377,062	1,560,516
Cash and cash equivalents, beginning of period	50,401	295,135
Cash and cash equivalents, end of period	$ 427,463	$ 1,855,651

Supplementary cash flow information (Note 9)

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended October 31, 2004 and 2003

1. Basis of presentation:

The accompanying financial statements for the interim periods ended October 31, 2004 and 2003, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements do not contain all of the information required for annual financial statements and should be read in conjunction with the most recent annual audited financial statements for the year ended July 31, 2004.

2. Nature of operations:

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Company Act. The Company is in the business of exploration and development of mineral properties in Canada and China.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and regulatory requirements.

3. Significant accounting policies:

(a) Stock-based compensation

As of August 1, 2003, the Company elected to adopt on a prospective basis the fair value based method of accounting for stock options recommended by the Canadian Institute of Chartered Accountants in Section 3870. Under this method, the Company recognizes stock compensation expense based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus. The contributed surplus balance is subsequently reduced if the options are exercised and the amount initially recorded is then credited to share capital. No stock compensation expense is recorded for stock options awarded and outstanding prior to August 1, 2003.

Prior to August 1, 2003, the Company accounted for its stock-based compensation using intrinsic values. Under this method, stock-based compensation expense was not recognized in the financial statements when stock options were issued to employees and directors at prevailing market prices. Consideration paid by employees or directors on the exercise of stock options was recorded as share capital.

4. Mineral property interests:

Accumulated costs in respect of the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	October 31, 2004 Total Costs	July 31, 2004 Total Costs
Tower Mountain	$ 133,679	$ 1,286,156	$ 1,419,835	$ 1,313,721
Horseshoe (a)	41,180	81,075	122,255	82,353
China Properties (b)	7,946	159,161	167,107	8,156
Manitoba Nickel	164,092	265,711	429,803	447,955
Hunter Gold Mine (c)	49,700	466,096	515,796	412,382
	$ 396,597	$ 2,258,199	$ 2,654,796	$ 2,264,567

(a) Horseshoe Property, British Columbia

The Company has entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada. The Company has agreed to make total cash payments of $32,000 ($17,000 paid) and to issue 100,000 common shares (65,000 issued) to the optionor over a 24-month period from the date of regulatory approval. In addition to the above, the Company must also complete exploration expenses of $250,000 prior to the third anniversary of the receipt of regulatory approval. The property is subject to a 2.5% NSR payable to the optionor. The NSR may be reduced to 1% by the payment of $1,000,000 at any time up to the commencement of commercial production.

(b) China Properties

Tongchanggou Copper-Gold Mine (the "TCG")

The Company has entered into an agreement with the 7th Team of Qinghai Non-Ferrous Metals Geological Exploration Bureau under which the Company may earn up to a 90% interest in the Tongchanggou copper-gold mine located in the Qinghai Province, China. The Company has agreed to form a co-operative joint venture and to make $800,000 in exploration expenditures on the TCG mine property and to make $165,000 in cash payments within a four-year period to earn an initial 80% joint venture interest. The Company may acquire a further 10% interest in the joint venture for a total interest of 90% by paying a further $1,000,000 to the optionor at any time up to commencing economic operation at the TCG operation. The TCG property comprises one tenement and one mining lease registered in the name of the optionor. The tenement covers an area of 4.75 square kilometers ("km^2) and expires on May 5, 2005. The mining lease is for an area of 0.90 km^2 and allows the optionor to mine a total of 3,000 tonnes of ore per annum. This lease expires in May 2005. Both the tenement and mining lease are renewable.

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended October 31, 2004 and 2003

4. Mineral property interests (continued):

(b) China Properties (continued)

Jinzhuang, China
In October 2003, the Company signed an agreement with the town of Jinzhuang, in Guangdong province, China. This agreement gave the Company the exclusive right to develop and use the tailings of the Jinzhuang mining area for 10 years, in exchange for a payment of approximately \$18,000 (paid), and \$18,000 on commencement of commercial production. Production would be subject to a royalty of approximately \$0.17 per tonne of tailings processed. This agreement was negotiated with the assistance of a corporate advisor, who was to be entitled to a 30% net carried interest in the property or other properties acquired as a result of his efforts. After a drilling program and metallurgical testing, the Company determined that the results did not meet with the Company's expectations and as a result, at July 31, 2004, the Company wrote down the carrying value of the property by \$289,977. During the three months ended October 31, 2004, \$35,345 in exploration costs were incurred on the Jinzhuang tailings project and have been written off.

(c) Hunter Gold Mine, Ontario

During fiscal 2003, the Company entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. The property consists of seven contiguous patented claims and one staked claim in the Third Concession, Lots 9 and 10 in Whitney Township, Ontario. Under the terms of the agreement, the Company has agreed to make total cash payments of \$50,000 (\$10,000 paid) and issue 325,000 common shares (110,000 issued) to the optionor over a five-year period. In addition to the above, the Company must also complete exploration activities on the property and incur exploration expenses of no less than \$500,000 during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% NSR from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of \$1,000,000 to the optionors at any time up to the commencement of commercial production.

5. Investments:

	Number of Shares	Net Book Value Oct 31, 2004	Market Value Oct 31, 2004
Emgold Mining Corporation (Note 8(f))	400,000	\$ 40,000	\$ 340,000
Sultan Minerals Inc. (Note 8(f))	665,000	99,750	96,425
Cream Minerals Ltd. (Note 8(f))	135,000	25,650	43,200
Manhattan Minerals Corp.	50,000	8,000	6,000
LMC Management Services Ltd. (Notes 8(b) and (f))	1	1	1
Northern Orion Resources Inc.	883,333	1,228,700	2,826,665
		\$1,402,101	\$3,312,291

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended October 31, 2004 and 2003

6. Equipment:

	Cost	Accumulated Depreciation	Net Book Value Oct 31, 2004	Net Book Value July 31, 2004
Office equipment	$ 3,192	$ 235	$ 2,957	$ 3,112

The cost of equipment at July 31, 2004, was $3,192.

7. Share capital:

Authorized

100,000,000 common shares without par value

Issued and fully paid

	Number of Shares	Amount
Balance, July 31, 2002	12,540,607	$31,995,345
Shares issued for mineral property interests	150,000	39,500
Private placement – flow-through, less share issue costs	1,178,095	190,387
Balance, July 31, 2003	13,868,702	32,225,232
Shares issued for mineral property interests	261,667	116,500
Private placement – less share issue costs	2,099,500	591,045
Stock options exercised for cash	20,000	5,000
Warrants exercised for cash	931,857	262,002
Private placement – flow-through, less share issue costs	1,571,000	507,251
Private placement – flow-through, less share issue costs	700,000	388,765
Balance, July 31, 2004	19,452,726	34,095,795
Shares issued for mineral property interests	90,000	27,550
Private placement – flow-through, less share issue costs	1,020,555	366,800
Balance, October 31, 2004	20,563,281	$34,490,145

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 3,524,840 stock options. In addition, options may be issued in exchange for goods or services.

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended October 31, 2004 and 2003

7. Share capital (continued):

Stock options (continued)

A summary of the changes in stock options for the period ended October 31, 2004, is presented below.

	Shares	Weighted Average Exercise Price
Balance, July 31, 2002	1,925,000	$0.43
Granted	660,000	$0.25
Cancelled	(285,000)	$0.43
Balance, July 31, 2003	2,300,000	$0.38
Granted	2,100,000	$0.51
Exercised	(20,000)	$0.25
Cancelled	(20,000)	$0.43
Balance, July 31, 2004	4,360,000	$0.44
Cancelled	(85,000)	$0.43
Balance, October 31, 2004	4,275,000	$0.44
Vested at October 31, 2004	4,186,250	$0.44

The following table summarizes information about the stock options outstanding and exercisable at October 31, 2004:

Exercise Price	Number Outstanding and Exercisable at October 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.43	1,560,000	6.3 years	$0.43
$0.25	640,000	8.0 years	$0.25
$0.64	1,075,000	9.0 years	$0.64
$0.36	911,250	4.8 years	$0.36
	4,186,250		$0.44

For the three ended October 31, 2004, $nil was capitalised to mineral property interests as stock option valuation. However, stock options valued at $6,312 were included in expenses as salaries and benefits, and stock options valued at $11,868 were included in expenses as shareholder communications. These amounts are pursuant to stock option grants during the year ended July 31, 2004.

Warrants

As at October 31, 2004, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
2,029,200	$0.40	October 8, 2005
418,300	$0.70	December 18, 2004
2,447,500		

Subsequent to October 31, 2004, the warrants expiring December 18, 2004, were extended to December 18, 2005, with no other change to the terms of the warrant.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended October 31, 2004 and 2003

8. Related party transactions and balances:

	Three months ended October 31, 2004	2003
Services provided by:		
Lang Mining Corporation, management fee (a)	$ 30,000	$ 7,500
LMC Management Services Ltd. (b)	185,185	123,181
Glencoe Management Ltd. (c)	7,500	—
Legal fees (d)	10,000	—

Balances receivable from (payable to) (e):	October 31, 2004	July 31, 2004
LMC Management Services Ltd. (b)	112,928	92,994
Total balances receivable	112,928	92,994
Directors' fees	—	(2,400)
Glencoe Management Ltd. (c)	(2,675)	—
Legal fees (d)	(10,000)	(3,203)
Total balances payable	$ (12,675)	$ (5,603)

(a) Until July 31, 2004, the Company paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank A. Lang as Chairman of the Company. In the three months ended October 31, 2004, a payment of $30,000, one year of fees, was paid to Lang Mining Corporation as a termination payment.

(b) Commencing August 1, 2001, management, administrative, geological and other services are being provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and equity value (See Note 5).

(c) Commencing August 1, 2004, management fees of $2,500 per month are paid to Glencoe Management Ltd., for the services of the Chairman.

(d) Legal fees were accrued as owing to a law firm of which a director is a partner.

(e) Balances receivable from related parties are non-interest bearing and due on demand (See Note 8(a)).

(f) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the period.

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Consolidated Financial Statements
Three months ended October 31, 2004 and 2003

9. Supplementary cash flow information:

During the three months ended October 31, 2004 and 2003, the Company conducted non-cash investing and financing activities as follows:

	2004	2003
Shares issued for mineral property interests and finders' fees	$ 27,550	$ 25,850

10. Segmented information:

The Company has one operating segment, which is the exploration and development of mineral properties. The Company's principal operations are carried out in Canada and China. All of the investment income is earned in Canada.

Segment assets by geographical location are as follows:

October 31, 2004	Canada	China	Total
Mineral property interests	$ 2,487,689	$ 167,107	$ 2,654,796
Equipment	$ 2,957	$ —	$ 2,957

July 31, 2004	Canada	China	Total
Mineral property interests	$ 2,256,411	$ 8,156	$ 2,264,567
Equipment	$ 3,112	$ —	$ 3,112

11. Subsequent events:

Subsequent to October 31, 2004, the Company issued 330,000 flow-through common shares, pursuant to a private placement with accredited investors for gross proceeds of $118,800. Prior to October 31, 2004, $79,200 of this placement was received and has been recorded as share subscriptions.

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
For the three months ended October 31, 2004

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	China Properties	Manitoba Nickel Properties	Horseshoe Property, British Columbia	Total Mineral Property Interests Oct. 31, 2004
Acquisition costs						
Balance, beginning of period	$ 133,364	$ 22,650	$ —	$ 168,022	$ 20,022	$ 344,058
Incurred (recovered) during the period	315	27,050	7,946	(3,930)	21,158	52,539
Balance, end of period	133,679	49,700	7,946	164,092	41,180	396,597
Exploration and development costs						
Incurred during the period						
Assays and analysis	15,002	13,411	1,167	—	1,090	30,670
Drilling	5,380	54,281	82,653	—	—	142,314
Geological and geophysical	71,715	6,076	73,199	2,905	10,547	164,442
Site activities	4,531	—	774	22	392	5,719
Travel and accommodation	9,171	2,596	28,557	—	6,715	47,039
Government assistance	—	—	—	(17,149)	—	(17,149)
	105,799	76,364	186,350	(14,222)	18,744	373,035
Balance, beginning of period	1,180,357	389,732	8,156	279,933	62,331	1,920,509
Write-down of mineral property interests	—	—	(35,345)	—	—	(35,345)
Balance, end of period	1,286,156	466,096	159,161	265,711	81,075	2,258,199
Total Mineral Property Interests	$ 1,419,835	$ 515,796	$ 167,107	$ 429,803	$ 122,255	$ 2,654,796

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2004

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	China Properties	Manitoba Nickel Properties	Horseshoe Property, British Columbia	Total Mineral Property Interests July 31, 2004
Acquisition costs						
Balance, beginning of year	$ 74,645	$ —	$ —	$ 46,001	$ —	$ 120,646
Incurred during the year	58,722	22,650	15,849	122,021	20,022	239,264
	133,367	22,650	15,849	168,022	20,022	359,910
Write-down of mineral property interests	(3)	—	(15,849)	—	—	(15,852)
Balance, end of year	133,364	22,650	—	168,022	20,022	344,058
Exploration and development costs						
Incurred during the year						
Assays and analysis	54,793	3,220	42,336	3,750	1,308	105,407
Drilling	545,217	312,171	22,434	129,982	—	1,009,804
Geological and geophysical	187,305	59,698	122,942	71,563	32,958	474,466
Site activities	8,860	1,292	5,658	1,391	436	17,637
Travel and accommodation	29,574	9,733	88,914	58,273	19,931	206,425
Trenching	5,233	—	—	—	—	5,233
	830,982	386,114	282,284	264,959	54,633	1,818,972
Balance, beginning of year	350,014	3,618	—	14,974	7,698	376,304
Write-down of mineral property interests	(639)	—	(274,128)	—	—	(274,767)
Balance, end of year	1,180,357	389,732	8,156	279,933	62,331	1,920,509
Total Mineral Property Interests	$ 1,313,721	$ 412,382	$ 8,156	$ 447,955	$ 82,353	$ 2,264,567

United States Sec Filing
January 4, 2005

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold's First Quarter Results – dated December 30, 2004

Correspondence with Securities Commissions

2. Confirmation of Mailing - dated December 17, 2004
3. Ontario Securities Commission Form 13-502F1
4. Confirmation of Mailing – dated December 30, 2004
5. British Columbia Securities Commission Form 51-901F – dated December 16, 2004
6. Cover letter to Securities Regulators –dated December 21, 2004

Proxy Material

7. Annual Return Card
8. Notice of Annual Meeting – dated December 16, 2004
9. Information Circular – December 16, 2004
10. Proxy

Financials

11. Consolidated Audited Annual Financial Statement and MD&A for period ended July 31, 2004 and 2003
12. Interim Unaudited Consolidated Financial Statements and MD&A for period ended October 31, 2004 and 2003

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
http://www.valgold.com/

December 30, 2004

Ticker Symbol: VAL-TSX Venture Exchange
SEC 12g3-2(b) exemption 82-3339

VALGOLD REPORTS FIRST QUARTER RESULTS

ValGold Resources Ltd. (VAL-TSX Venture) announces its results for the for the three months ended October 31, 2004 ("fiscal 2005) as a loss of $297,806 or $0.02 per share compared to consolidated earnings of $1,034,211 or $0.07 per share in the three months ended October 31, 2003 ("fiscal 2004).

- In fiscal 2004 ValGold sold 1,000,000 common shares in Northern Orion Resources Inc. ("Northern Orion") for a gain of $1,199,100, which resulted in earnings in fiscal 2004. There was no comparative income in fiscal 2005.
- During fiscal 2005, ValGold raised $366,800 in a flow-through private placement. During fiscal 2004, ValGold raised a total of $1,098,296 in two private placements completed in the period.
- During fiscal 2005, cash flow from operations used $610,551 compared to $111,651 in fiscal 2004. Cash expenditures on mineral property interests totalled $398,024 in fiscal 2005 compared to $142,901 in fiscal 2004. The cash expenditures were incurred on the following mineral properties in fiscal 2005: Tower Mountain - $106,114 (2004: $ 29,557), Hunter Mine - $86,364 (2004 - $3,618), Jinzhuang Project - $35,345 (2004 - $45,192), Manitoba Nickel Properties – recovery of $18,152 (2004 – expenditure of $4,908), the TCG Property - $158,951 (2004 - Nil) and the Horseshoe Property - $29,402 (2004 - $59,626).
- In fiscal 2004, ValGold invested $2,000,000 on the exercise of 1,000,000 warrants in Northern Orion to acquire 1,000,000 common shares. No comparative investment was made in fiscal 2005.

At October 31, 2004, ValGold's working capital, defined as current assets less current liabilities, was $3,027,152, compared with working capital of $3,223,302 at July 31, 2004.

Stephen J. Wilkinson
President & Chief Executive Officer

Shannon M. Ross
Chief Financial Officer

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com



RECEIVED
2005 JAN 26 P 3: 51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

December 17, 2004

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Valgold Resources Ltd.

We confirm that the following material was sent by pre-paid mail on December 16th, 2004 to the registered shareholders of Common shares of the subject Corporation:

- A Notice of Annual General Meeting / Information Circular / Annual Report including Consolidated Financial Statements for the years ended July 31, 2004 and 2003 / Quarterly and Year End Report BC Form 51-901F for the quarter ended July 31, 2004 / Schedule B: Supplementary Information / Management Discussion and Analysis and Financial Review
- B Proxy
- C Supplemental Mailing List Return Card
- D Company Brochure
- E Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary (with the exception of ADP – US) holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4504)
Fax: 604.661.9401

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: ValGold Resources Ltd.

Participation Fee for the Financial Year Ending: July 31, 2004

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		19,452,726	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$0.457	
Market value of class or series	=	8,889,895	
			$8,889,895(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			NIL (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			NIL (B)
(Repeat for each class or series of corporate debt or preferred shares)			NIL (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$8,889,895
Total fee payable in accordance with Appendix A of the Rule			**$1,000**
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			NIL

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)	N/A

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	______
Contributed surplus	______
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	______
Long term debt (including the current portion)	______
Capital leases (including the current portion)	______
Minority or non-controlling interest	______

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.


VALGOLD

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: info@valgold.com

December 30, 2004

VIA SEDAR

British Columbia Securities Commission
PO Box 10142
Pacific Centre, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs:

Re: Interim Report for the Three Months Ended October 31, 2004 and 2003

Today, ValGold Resources Ltd. ("the Company") distributed its Consolidated Interim Financial Statements and MD&A for the three months ended October 31, 2004 and 2003, to shareholders appearing on the Company's supplemental mailing list.

Yours truly,

VALGOLD RESOURCES LTD.

/s/ Shannon M. Ross

Shannon M. Ross, CFO

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-3339
cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: Ontario Securities Commission
cc: Nova Scotia Securities Commission
cc: Securities Commission of Newfoundland and Labrador
cc: TSX Venture Exchange


VALGOLD

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400

TSX VENTURE EXCHANGE

December 21, 2004

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

VIA SEDAR

Attention: April Penn - Financial Reporting Department

Dear Sirs:

Re: ValGold Resources Ltd. (the "Company") – Annual Audited Consolidated Financial Statements for the Period Ended July 31, 2004 and 2003 (the "Annual Financial Statements")

We have discovered that the Annual Financial Statements originally filed by the Company via SEDAR on December 17, 2004, under project #00723453, were filed without a copy of the Auditors' Report letter. Further to our telephone conversation and as per your instructions of this morning, the Company today is re-filing the its Annual Financial Statements, complete with the Auditors' Report thereon, under the same SEDAR project # 00723453, but under the Filing Subtype/ Document Type: "Annual audited financial statements [amended]".

We trust you will find everything in good order.

Yours truly,

Rodrigo A. Romo
Paralegal
for **ValGold Resources Ltd.**

Enclosures

cc: Alberta Securities Commission
cc: Ontario Securities Commission
cc: Manitoba Securities Commission
cc: Nova Scotia Securities Commission
cc: Securities Commission of Newfoundland and Labrador

ANNUAL RETURN CARD
(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

NOTICE TO SHAREHOLDERS OF VALGOLD RESOURCES LTD.

In accordance with National Instrument No. 54-102, registered and non-registered (beneficial) shareholders may request annually to have their names added to a company's supplemental mailing list in order to receive interim financial statements of the company. If you wish to receive such statements, please complete and return this form to:

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

TO: VALGOLD RESOURCES LTD.

The undersigned certifies that he/she is a registered/non-registered owner of securities (other than debt instruments) of the **ValGold Resources Ltd.** ("ValGold") and requests that he/she be placed on the ValGold's Supplemental Mailing List in order to receive ValGold's interim financial statements.

____
Name of Registered/Non-Registered Shareholder - Please Print

____
Address/City/Province/Postal Code

Signature	Date
Fax	E-mail Address

By providing an E-mail address or fax number, you will be deemed to be consenting to the electronic delivery to you at such E-mail address or fax number of ValGold's interim financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF VALGOLD RESOURCES LTD. (the "Company")

TO BE HELD IN THE OAK ROOM, FOUR SEASONS HOTEL, 791 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON TUESDAY, JANUARY 18, 2005 AT 1:30 P.M.

(the "Meeting")

The undersigned Member of the Company hereby appoints, Stephen J. Wilkinson, President of the Company, or failing this person, Shannon M. Ross, Secretary and CFO of the Company, or in the place of the foregoing, ____________________ as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Annual General Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at seven		
		For	**Withhold**
2.	To elect as Director, Frank A. Lang.		
3.	To elect as Director, Sargent H. Berner.		
4.	To elect as Director, A. Darryl Drummond.		
5.	To elect as Director, Andrew F. B. Milligan.		
6.	To elect as Director, William J. Witte.		
7.	To elect as Director, Stephen J. Wilkinson.		
8.	To elect as Director, Kenneth R. Yurichuk.		
9.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors of the Company.		
10.	To authorize the directors to fix the remuneration of the Auditors.		
		For	**Against**
11.	To consider and if thought advisable, to pass an ordinary resolution of the Disinterested Members to authorize the directors in their discretion and subject to regulatory approval, and compliance with the policies of the TSX Venture Exchange to increase the number of shares reserved for issuance under the Company's Stock Option Plan to 4,178,500.		
12.	To consider and if thought fit to pass a Special Resolution to alter the Notice of Articles to remove the application of the Pre-Existing Company Provisions and to change the authorized capital of the company from 100,000,000 shares to an unlimited number of common shares without par value, as set forth in the Information Circular accompanying this Proxy.		
13.	To transact such other business as may properly come before the Meeting.		

The undersigned Member hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ____________________

Please Print Name: ____________________

Date: ____________________

Number of Shares Represented by Proxy: ____________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE MEMBER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. **If someone other than the Member of the Company signs this proxy form** on behalf of the named Member of the Company, documentation acceptable to the chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. **If the proxy form is not dated by the Member, it shall be deemed to be dated seven (7) calendar days after it was mailed to the Member by Computershare Investor Services Inc.**

3. *(i)* ***If a registered Member wishes to attend the Meeting to vote on the resolutions in person****, register your attendance with the Company's scrutineers at the Meeting.*

   (ii) ***If the securities of a Member are held by a financial institution and the Member wishes to attend the Meeting to vote on the resolutions in person***, cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

4. ***If a Member cannot attend the Meeting but wishes to vote on the resolutions,*** **the Member can** ***appoint another person*****, who need not be a Member of the Company, to vote according to the Member's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert the Member's appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxyholder.**

5. ***If the Member cannot attend the Meeting but wishes to vote on the resolutions*** and to ***appoint one of the management appointees*** named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. **Where no instruction is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.**

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit. **This proxy confers discretionary authority with respect to matters other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.**

7. If a registered Member has returned the proxy form, **the Member may still attend the Meeting and vote in person should the Member later decide to do so**. To attend, and vote at the Meeting, the Member must record his/her attendance with the Company's scrutineers at the Meeting and revoke the proxy form in writing.

This proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Investor Services Inc. by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax 1-(866) 249-7775 or (416) 263-9524, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.